UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K contains Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements, and the accompanying notes thereto, for the six-month period ended June 30, 2023 of Scorpio Tankers Inc. (the “Company”), which is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-264084) that was filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: September 29, 2023
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2023 and June 30, 2022
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 24, 2023 and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.
As used herein, “we,” “us,” “our” and the "Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us.
Information on the Company
General
We are a provider of marine transportation of petroleum products worldwide. As of September 29, 2023, we owned, lease financed or bareboat chartered-in 112 product tankers (39 LR2, 59 MR and 14 Handymax) that have a weighted average age of 7.7 years, which we refer to collectively as our Operating Fleet.
The following table presents summary information concerning our Operating Fleet as of September 29, 2023:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes

20	STI Duchessa	2014	49,990	—	Time Charter (4)	MR	Not Yet Installed
21	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
24	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
30	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
37	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
38	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
45	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
47	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
48	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
50	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
51	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
52	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
53	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
54	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Magnetic	2019	50,000	—	Time Charter (6)	MR	Yes
61	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Marshall	2019	50,000	—	Time Charter (7)	MR	Yes
65	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes

66	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Miracle	2020	50,000	—	Time Charter (8)	MR	Yes
68	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
69	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
72	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Connaught	2015	109,999	—	Time Charter (9)	LR2	Yes
85	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
88	STI Lombard	2015	109,999	—	Time Charter (10)	LR2	Yes
89	STI Grace	2016	109,999	—	Time Charter (11)	LR2	Yes
90	STI Jermyn	2016	109,999	—	Time Charter (12)	LR2	Yes
91	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
98	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Guard	2016	113,000	—	Time Charter (13)	LR2	Yes
100	STI Guide	2016	113,000	—	Time Charter (14)	LR2	Yes
101	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
102	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Gauntlet	2017	113,000	—	Time Charter (15)	LR2	Yes
104	STI Gladiator	2017	113,000	—	Time Charter (14)	LR2	Yes
105	STI Gratitude	2017	113,000	—	Time Charter (16)	LR2	Yes
106	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
107	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lavender	2019	110,000	—	Time Charter (17)	LR2	Yes
110	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
111	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
112	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

Total owned, sale leaseback or bareboat chartered-in DWT	7,802,192

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(5)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(6)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(7)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(8)
This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(9)
In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(10)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(11)
This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.

(12)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(13)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(14)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(15)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(16)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(17)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.

RECENT DEVELOPMENTS
Declaration of dividend
On August 1, 2023, our Board of Directors declared a quarterly cash dividend of $0.25 per common share, which was paid on September 15, 2023 to all shareholders of record as of August 15, 2023.
Repurchase of Common Shares
From July 1, 2023 through September 29, 2023, we repurchased an aggregate of 1,648,355 of our common shares in the open market at an average price of $47.74 per share under our 2023 Securities Repurchase Program.
Vessel sale
In July 2023, we closed on the sale of the MR product tanker, STI Ville.
2023 $1.0 Billion Credit Facility
In July 2023, we executed an agreement with a group of financial institutions for a credit facility up to $1.0 billion, which consists of a term loan and a revolving credit facility (the "2023 $1.0 Billion Credit Facility"). Upon execution, we drew down $440.6 million (split evenly between the term loan and the revolver) and 21 vessels (STI Lobelia, STI Lavender, STI Jermyn, STI Steadfast, STI Magic, STI Mystery, STI Marvel, STI Millennia, STI Magister, STI Mythic, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Magnetic, STI Seneca, STI Brooklyn, STI Manhattan, STI Bronx, and STI Tribeca) were placed as collateral under the facility as part of this drawdown. In August 2023, we drew down $135.8 million (split evenly between the term loan and the revolver) and five LR2 product tankers (STI Supreme, STI Spiga, STI Kingsway, STI Sloane and STI Condotti) were placed as collateral under the facility as part of this drawdown. In September 2023, we repaid $288.2 million on the revolving portion of this credit facility, which may be re-borrowed in the future. The remaining availability of this facility is expected to be drawn in the fourth quarter of 2023 and first quarter of 2024.
The 2023 $1.0 Billion Credit Facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The amounts drawn thus far are expected to be repaid in aggregate repayments of $18.9 million per quarter for the first two years, $12.2 million per quarter in years three through five, with a balloon payment at maturity. The scheduled repayments will be applied to the outstanding term loan for each vessel, until repaid in full, and then to the reduction of the revolver for each vessel.
Our 2023 $1.0 Billion Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate principal amount of the loans outstanding.
2023 $94.0 Million Credit Facility
In September 2023, we executed an agreement with DekaBank Deutsche Girozentrale for a credit facility of up to $94.0 million (the "2023 $94.0 Million Credit Facility"). Upon execution, we drew down $43.8 million and two vessels (STI Marshall and STI Grace) were placed as collateral under the facility as part of this drawdown. The remaining availability of this facility is expected to be drawn in the fourth quarter of 2023.
The 2023 $94.0 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.70% per annum. The amounts drawn thus far are expected to be repaid in aggregate repayments of $1.1 million per quarter, with a balloon payment due at maturity.
Our 2023 $94.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 143% of the then aggregate of (i) principal amount of the loans outstanding and (ii) negative value of any hedging exposure under such credit facility.

Debt repayments
In August 2023, we repaid the debt relating to two vessels (STI Spiga and STI Kingsway) on the 2020 $225.0 Million Credit Facility for $35.2 million.
In August 2023, we repaid the debt relating to two vessels (STI Condotti and STI Sloane) on the 2019 DNB/GIEK Credit Facility for $34.8 million.
In September 2023, we repaid the debt relating to two vessels (STI Veneto and STI Poplar) on the Hamburg Commercial Credit Facility for $31.3 million.
Exercise of Purchase Options on Lease Financed Vessels
In July 2023, we exercised the purchase options on six MR product tankers (STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, and STI Millennia) that were previously financed on the IFRS 16 – Leases – $670.0 Million lease financing and repaid the aggregate outstanding lease obligation, inclusive of purchase option fees, of $145.0 million as part of these transactions.
In August 2023, we exercised the purchase option on an LR2 product tanker (STI Supreme), which was financed on the Ocean Yield Lease Financing, for $27.8 million.
In August 2023, we gave notice to exercise the purchase options on an MR product tanker (STI Maximus) and two LR2 product tankers (STI Lily and STI Lotus) that are currently financed on the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $85.5 million at the date of purchase.
In August 2023, we gave notice to exercise the purchase options on two MR product tankers (STI Galata and STI La Boca) that are currently financed on the 2020 TSFL Lease Financing. The purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $38.1 million at the date of purchase.
In August 2023, we gave notice to exercise the purchase options on three LR2 product tankers (STI Stability, STI Solace and STI Solidarity) that are currently financed on the BCFL Lease Financing (LR2s). These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $58.4 million at the date of purchase.
In August 2023, we gave notice to exercise the purchase options on five LR2 product tankers (STI Gauntlet, STI Gladiator, STI Goal, STI Gratitude and STI Guide) that are currently financed on the CSSC Lease Financing. These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $110.4 million at the date of purchase.
In September 2023, we exercised the purchase options on two MR product tankers (STI Leblon and STI Bosphorus) that were previously financed on the 2020 CMBFL Lease Financing and repaid the aggregate outstanding lease obligation of $36.5 million as part of these transactions.
In September 2023, we gave notice to exercise the purchase options on four MR product tankers (STI Esles II, STI Donald C Trauscht, STI Jardins and STI San Telmo) that are currently financed on the 2020 SPDB Lease Financing. The purchases of STI Esles II and STI Donald C Trauscht are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability, net of $1.5 million in deposits held by the lessor, is expected to be $38.1 million at the date of purchase. The purchases of STI Jardins and STI San Telmo are expected to occur in the first quarter of 2024 and the aggregate outstanding lease liability, net of $1.4 million in deposits held by the lessor, is expected to be $36.9 million at the date of purchase.
In September 2023, we gave notice to exercise the purchase option on an MR product tanker (STI Amber) that is currently financed on the BCFL Lease Financing (MRs). The purchase is expected to occur in the fourth quarter of 2023 and the outstanding lease liability is expected to be $8.2 million at the date of purchase.

Overview
We, or the commercial pools that we operate in, generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Commercial pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools are expected to enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.
For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, lease financed or bareboat chartered-in vessels and for the charterhire expense for vessels that we time or bareboat charter-in.
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Crewing and other vessel operating costs for owned, lease financed, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Varies	Pool does not pay
(1)    “Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)    “Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)    "Vessel operating costs" and "Charterhire expense" are defined below under “Important Financial and Operational Terms and Concepts.”
(4)    “Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Please see our fleet list for a description of the employment arrangement for each of our vessels.

Management of our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which was effective as from January 1, 2018 (the "Revised Master Agreement"). The Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay SSM an annual fee of $175,000 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement with Scorpio Services Holding Limited ("SSH"), or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within Scorpio.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of Scorpio, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Amended Administrative Services Agreement may be terminated by us upon two years' notice.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts including the following:
Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by pool, spot and time charter rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.

Vessel operating costs. For our owned, lease financed or bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, a related party which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. Time or bareboat chartered-in vessels are accounted for pursuant to IFRS 16 - Leases.
The responsibility for vessel operating expenses for the different types of charter agreements are as follows:
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessel operating costs.
Drydocking. We periodically drydock each of our owned or lease financed vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned, or lease financed vessels (less an estimated residual value) over the estimated useful lives of the vessels;
•charges related to the depreciation of our right of use assets (accounted for under IFRS 16) which is based upon the straight-line depreciation of the right of use asset over the life of the lease or the useful life of the asset, if a purchase obligation or a purchase option is reasonably certain to be exercised; and
•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
    TCE revenue or rates. We report TCE revenue, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.

    The following table reflects our daily TCE and operating expenses for the six months ended June 30, 2023 and 2022. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of operations. See the section below entitled "Results of Operations" for the reconciliation of these amounts.

	For the six months ended June 30,
Average Daily Results	2023	2022
Fleet
TCE per revenue day (1)	$34,810	$25,444
Vessel operating costs per day (2)	$7,458	$7,173
Average number of vessels	113.0	124.6

LR2
TCE per revenue day (1)	$41,395	$25,287
Vessel operating costs per day (2)	$7,785	$7,258
Average number of vessels	39.0	41.9

LR1
TCE per revenue day (1)	N/A	$13,690
Vessel operating costs per day (2)	N/A	$7,286
Average number of vessels	N/A	6.7

MR
TCE per revenue day (1)	$31,037	$25,583
Vessel operating costs per day (2)	$7,337	$7,166
Average number of vessels	60.0	62.0

Handymax
TCE per revenue day (1)	$32,534	$29,119
Vessel operating costs per day (2)	$7,083	$6,890
Average number of vessels	14.0	14.0

Drydock
Expenditures for drydock, scrubbers and BWTS(3) (in thousands of U.S. dollars)	$13,545	$22,779
(1)    Freight rates are commonly measured in the shipping industry in terms of TCE per day, which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (TCE revenue) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, lease financed, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(2)    Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, lease financed, or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, lease financed, or bareboat chartered-in vessels, not time chartered-in vessels.
(3)    Includes payments for drydock, scrubbers and ballast water treatment systems, or BWTS.
Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Average number of vessels. Historical average number of owned or lease financed vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools are intended to enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned, lease financed, or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, lease financed or bareboat chartered-in vessels, not our time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market or spot market oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•global and regional economic and political conditions;
•increases and decreases in production of and demand for crude oil and petroleum products;
•increases and decreases in OPEC oil production quotas;
•the distance crude oil and petroleum products need to be transported by sea; and
•developments in international trade and changes in seaborne and other transportation patterns.
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger during the quarters ended March 31 and December 31.

Our expenses are affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Revised Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools.  When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
    Pursuant to the Revised Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not and are not expected to materially differ from the annual management fee charged prior to the amendment.
We also reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above.

Results of Operations
Results of Operations for the six months ended June 30, 2023 compared to the six months ended June 30, 2022

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Vessel revenue	$713,730	$579,120	$134,610	23%
Vessel operating costs	(152,532)	(161,755)	9,223	6%
Voyage expenses	(9,013)	(25,508)	16,495	65%
Depreciation - owned or sale leaseback vessels	(82,688)	(85,159)	2,471	3%
Depreciation - right of use assets	(18,003)	(19,488)	1,485	8%
General and administrative expenses	(49,480)	(35,257)	(14,223)	(40)%
Loss on sales of vessels	—	(69,218)	69,218	100%
Financial expenses	(87,252)	(78,710)	(8,542)	(11)%
Financial income	8,544	1,024	7,520	734%
Other income and (expenses), net	2,332	1,634	698	43%
Net income	$325,638	$106,683	$218,955	205%
Net income. Net income for the six months ended June 30, 2023 was $325.6 million, an increase of $219.0 million from the net income of $106.7 million for the six months ended June 30, 2022. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the six months ended June 30, 2023 was $713.7 million, an increase of $134.6 million, or 23%, from $579.1 million for the six months ended June 30, 2022. Consolidated TCE revenue per day increased to $34,810 per day for the six months ended June 30, 2023 from $25,444 per day for the six months ended June 30, 2022.
Revenue for the six months ended June 30, 2022 began at a trough in the product tanker market as underlying demand for refined petroleum products was suppressed by the COVID-19 pandemic. Starting in March 2022, the easing of COVID-19 restrictions around the globe, the conflict in Ukraine, and strengthening refining margins resulted in significant increases in ton-mile demand as trade routes shifted and volumes increased in an abrupt manner. The confluence of these events served as a catalyst for a spike in ton-mile demand that persisted for the remainder of 2022.
Revenue for the six months ended June 30, 2023 maintained the momentum from 2022, but was a reflection of a more normalized seasonal pattern whereby we experienced traditional seasonal strength in the first quarter (which was also supported by the disruptions in trade routes brought on by the implementation of sanctions on the export of Russian refined petroleum products in February 2023), and traditional seasonal weakness in the second quarter as extended refinery maintenance, lower refining margins and a reduction in arbitrage opportunities all led to reduced refinery throughput and decreased volumes from major export regions. Nevertheless, on a seasonally adjusted basis, demand for the Company’s vessels remained strong, driven by low refined petroleum product inventory levels, a modest newbuilding orderbook (with a dearth of deliveries expected in the next two years), and growing underlying consumption for refined petroleum products.
The increase in vessel revenue during the six months ended June 30, 2023 was partially offset by a decrease in the number of operating vessels to an average of 113.0 operating vessels during the six months ended June 30, 2023 from an average of 124.6 operating vessels during the six months ended June 30, 2022. This reduction was primarily the result of the sales of 16 vessels during the six months ended June 30, 2022 and two vessels in the third quarter of 2022. Daily TCE revenue by operating segment is discussed below.
The following table depicts the components of our revenue, our daily TCE revenue and revenue days for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Pool and spot market revenue by operating segment
MR	$314,986	$289,382	$25,604	9%
LR2	239,623	188,986	50,637	27%
Handymax	85,118	88,508	(3,390)	(4)%
LR1	—	11,169	(11,169)	(100)%
Total pool and spot market revenue	639,727	578,045	61,682	11%
Time charter-out revenue	74,003	1,075	72,928	6,784%
Gross revenue	713,730	579,120	134,610	23%
Voyage expenses	(9,013)	(25,508)	16,495	65%
TCE revenue (1)	$704,717	$553,612	$151,105	27%

Daily pool and spot market TCE per revenue day by operating segment: (1)

MR pool and spot market	$31,893	$25,586	$6,307	25%
LR2 pool and spot market	45,022	25,279	19,743	78%
Handymax pool and spot market	32,534	29,119	3,415	12%
LR1 pool and spot market	—	13,690	N/A	N/A
Consolidated daily pool and spot market TCE	35,931	25,443	10,488	41%
Time charter-out - daily TCE	27,216	26,224	992	4%
Consolidated daily TCE	34,810	25,444	9,366	37%

Pool and spot market revenue days per operating segment
MR	9,802	11,110	(1,308)	(12)%
LR2	5,306	7,290	(1,984)	(27)%
Handymax	2,533	2,503	30	1%
LR1	—	816	(816)	(100)%
Total pool and spot market revenue days	17,641	21,719	(4,078)	(19)%
Time charter-out revenue days	2,603	40	2,563	6,408%
Total revenue days	20,244	21,759	(1,515)	(7)%
(1)    We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
MR pool and spot market revenue. MR pool and spot market revenue for the six months ended June 30, 2023 was $315.0 million, an increase of $25.6 million, or 9% from $289.4 million for the six months ended June 30, 2022. Beginning in March 2022, record refining margins, high refinery utilization, and low inventory levels drove significant increases in product exports in regions where MRs traditionally trade, such as the U.S. Gulf. These conditions persisted into 2023, supporting the demand for MR tankers. As a result, daily pool and spot market TCE revenue increased to $31,893 per day during the six months ended June 30, 2023 from $25,586 per day during the six months ended June 30, 2022.

This increase was partially offset by a decrease in pool and spot market revenue days to 9,802 days from 11,110 days for the six months ended June 30, 2023 and 2022, respectively. This decrease was driven mainly by the sale of three MRs in 2022 and five MRs that entered into long term time charter-out agreements commencing in the third and fourth quarters of 2022.
LR2 pool and spot market revenue. LR2 pool and spot market revenue for the six months ended June 30, 2023 was $239.6 million, an increase of $50.6 million, or 27%, from $189.0 million for the six months ended June 30, 2022. Beginning in March 2022, the LR2 trade gradually benefited from increased demand for longer-haul voyages as European countries shifted their product imports (such as diesel) from further afield as a result of the conflict in Ukraine. The shifts in these trade routes fully materialized by 2023 which, along with an overall favorable supply and demand imbalance, provided the backdrop for a robust market during the six months ended June 30, 2023. As a result, daily pool and spot market TCE revenue increased significantly to $45,022 per day during the six months ended June 30, 2023 from $25,279 per day during the six months ended June 30, 2022.
This increase was offset by a decrease in LR2 pool and spot market revenue days to 5,306 days from 7,290 days during the six months ended June 30, 2023 and 2022, respectively. This decrease was the result of 10 LR2 vessels that entered into long-term time charter-out agreements in 2022 as well as the sale of three LR2s during the second and third quarters of 2022.
Handymax pool and spot market revenue. Handymax pool and spot market revenue for the six months ended June 30, 2023 was $85.1 million, a decrease of $3.4 million, or 4%, from $88.5 million for the six months ended June 30, 2022. Voyage expenses for the Handymax segment were $2.7 million during the six months ended June 30, 2023 as compared to $15.6 million during the six months ended June 30, 2022. TCE revenue (revenues less voyage expenses) therefore increased to $82.4 million from $72.9 million during these periods. Our ice class Handymax vessels trade on shorter haul routes, and while improving demand fundamentals throughout the world has benefited the demand for these vessels, the supply disruptions caused by the conflict in Ukraine also positively impacted the daily TCE rates earned by these vessels starting in March 2022. In particular, this vessel class experienced a spike in activity in the lead-up to the implementation of sanctions on the export of Russian refined petroleum products in February 2023. As a result of these factors, daily pool and spot market TCE revenue for our Handymax vessels increased to $32,534 per day during the six months ended June 30, 2023 from $29,119 per day during the during the six months ended June 30, 2022.
LR1 pool and spot market revenue. We did not earn any LR1 pool or spot market revenue for the six months ended June 30, 2023 as compared to $11.2 million for the six months ended June 30, 2022. This decrease was the result of the sale of all 12 of our LR1 vessels during the six months ended June 30, 2022.
Time charter-out revenue. Time charter-out revenue for the six months ended June 30, 2023 was $74.0 million, an increase of $72.9 million, or 6,784%, from $1.1 million for the six months ended June 30, 2022. During the six months ended June 30, 2023, our vessels were time chartered out for a total of 2,603 days compared to 40 days during the six months ended June 30, 2022. The terms of our vessels that are on time charter-out arrangements are summarized as follows:

Vessel	Vessel class	Term	Rate	Commencement date
STI Gratitude	LR2	Three years	$28,000/day	May 2022
STI Memphis	MR	Three years	$21,000/day	June 2022
STI Marshall	MR	Three years	$23,000/day	July 2022
STI Magnetic	MR	Three years	$23,000/day	July 2022
STI Gladiator	LR2	Three years	$28,000/day	July 2022
STI Guide	LR2	Three years	$28,000/day	July 2022
STI Guard	LR2	Five years	$28,000/day	July 2022
STI Miracle	MR	Three years	$21,000/day	August 2022
STI Connaught (1)	LR2	Three years	$30,000/day	August 2022
STI Lombard	LR2	Three years	$32,750/day	September 2022
STI Duchessa	MR	Three years	$25,000/day	October 2022
STI Gauntlet	LR2	Three years	$32,750/day	November 2022
STI Lavender	LR2	Three years	$35,000/day	December 2022
STI Grace	LR2	Three years	$37,500/day	December 2022
STI Jermyn	LR2	Three years	$40,000/day	April 2023
(1) In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2023 were $152.5 million, a decrease of $9.2 million, or 6%, from $161.8 million for the six months ended June 30, 2022. This decrease was mainly driven by a decrease in operating days to 20,453 during the six months ended June 30, 2023 from 22,552 during the six months ended June 30, 2022. This decrease was partially offset by an increase in vessel operating costs from $7,458 per day for the six months ended June 30, 2023 from $7,173 per day during the six months ended June 30, 2022. Vessel operating expenses, by operating segment, are discussed below.
The following table is a summary of our vessel operating costs by operating segment:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	change
Vessel operating costs
MR	$79,630	$80,371	$741	1%
LR2	54,955	55,077	122	—%
Handymax	17,947	17,460	(487)	(3)%
LR1	—	8,847	8,847	100%
Total vessel operating costs	$152,532	$161,755	$9,223	6%

Vessel operating costs per day
MR	$7,337	$7,166	$(171)	(2)%
LR2	7,785	7,258	(527)	(7)%
Handymax	7,083	6,890	(193)	(3)%
LR1	—	7,286	N/A	N/A
Consolidated vessel operating costs per day	7,458	7,173	(285)	(4)%

Operating days
MR	10,860	11,215	(355)	(3)%
LR2	7,059	7,589	(530)	(7)%
Handymax	2,534	2,534	—	—%
LR1	—	1,214	(1,214)	(100)%
Total operating days	20,453	22,552	(2,099)	(9)%

MR vessel operating costs. Vessel operating costs for MR vessels for the six months ended June 30, 2023 were $79.6 million, a decrease of $0.7 million, or 1%, from $80.4 million for the six months ended June 30, 2022. This decrease was the result of the sale of two MR product tankers during the six months ended June 30, 2022. This decrease was partially offset by an increase in daily vessel operating costs to $7,337 per day during the six months ended June 30, 2023 from $7,166 per day during the six months ended June 30, 2022. The increase in daily vessel operating costs is due to general inflationary pressures, with increases in crewing related costs and repairs and maintenance costs as the most impacted during the six months ended June 30, 2023.
LR2 vessel operating costs. Vessel operating costs for LR2 vessels for the six months ended June 30, 2023 were $55.0 million, a slight decrease of $0.1 million, or 0%, from $55.1 million for the six months ended June 30, 2022. This decrease was driven by a decline in operating days to 7,059 days from 7,589 days during the six months ended June 30, 2023 and 2022, respectively, as a result of the sale of three LR2 vessels during 2022. The decrease was partially offset by an increase in daily operating costs to $7,785 per day from $7,258 per day during the six months ended June 30, 2023 and 2022, respectively. The increase in daily vessel operating costs is due to general inflationary pressures, with increases in crewing related costs and spares and stores related costs as the most impacted expenses during the six months ended June 30, 2023.
Handymax vessel operating costs. Vessel operating costs for Handymax vessels for the six months ended June 30, 2023 were $17.9 million, an increase of $0.5 million, or 3%, from $17.5 million for the six months ended June 30, 2022. Daily operating costs for our Handymax vessels increased slightly to $7,083 per day during the six months ended June 30, 2023 from $6,890 per day during the six months ended June 30, 2022, which was the result of general inflationary pressures, with increases in crewing, repairs and maintenance, and spares and stores costs as the most impacted expenses.

Depreciation - owned or sale leaseback vessels. Depreciation expense on owned or sale leaseback vessels for the six months ended June 30, 2023 was $82.7 million, a decrease of $2.5 million, or 3%, from $85.2 million during the six months ended June 30, 2022. This decrease was primarily driven by 17 vessels being classified as held for sale (16 of which were sold) during the six months ended June 30, 2022, at which point depreciation ceased. This decrease was partially offset by the exercise of purchase options on nine lease financed vessels during the six months ended June 30, 2023 that were previously accounted for as IFRS 16-Leases. The carrying value of these vessels was reclassified to Vessels from Right of Use Assets on the balance sheet on the dates of purchase, and depreciation was recorded as part of Depreciation - owned or sale leaseback vessels from that point forward.
Depreciation - right of use assets. Depreciation - right of use assets for the six months ended June 30, 2023 was $18.0 million, a decrease of $1.5 million, or 8%, from $19.5 million during the six months ended June 30, 2022. This decrease was attributable to the exercise of purchase options on nine lease financed vessels during the six months ended June 30, 2023 that were previously accounted for as IFRS 16-Leases. The carrying value of these vessels was reclassified to Vessels from Right of Use Assets on the balance sheet on the date of purchase. The decrease was also attributable to the sale of one of the right of use asset vessel during the six months ended June 30, 2022.
General and administrative expenses. General and administrative expenses for the six months ended June 30, 2023 were $49.5 million, an increase of $14.2 million, or 40% from $35.3 million during the six months ended June 30, 2022. This increase was primarily attributable to an increase in amortization of restricted shares and compensation related expenses.
Loss on sales of vessels. During the six months ended June 30, 2022, we entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. Seventeen of these vessels were written down to their fair value less estimated selling costs. One vessel sale, which closed in August 2022, resulted in a gain on sale that was recorded in the third quarter of 2022. Sixteen of the sales closed during the six months ended June 30, 2022 and the remaining two closed in July and August 2022.
Financial expenses. Financial expenses for the six months ended June 30, 2023 were $87.3 million, an increase of $8.5 million, or 11%, from $78.7 million during the six months ended June 30, 2022.
Financial expenses for the six months ended June 30, 2023 consisted of interest expense, net of capitalized interest, of $81.4 million, write-offs of deferred financing fees and debt extinguishment costs of $2.7 million, amortization of deferred financing fees of $2.5 million, and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from a previous merger of $0.7 million.
Financial expenses for the six months ended June 30, 2022 consisted of interest expense, net of capitalized interest, of $60.3 million, non-cash accretion of our Convertible Notes due 2022 and 2025 of $7.7 million, write-offs of deferred financing fees and debt extinguishment costs of $5.8 million, amortization of deferred financing fees of $3.5 million and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from a previous merger of $1.4 million.

The increase in interest expense, net of capitalized interest, for the six months ended June 30, 2023, was primarily attributable to an increase in interest rates as compared to the six months ended June 30, 2022, which was partially offset by a reduction in the average debt balance to $2.0 billion for the six months ended June 30, 2023 from $2.9 billion for the six months ended June 30, 2022. The reduction in the average debt balance was primarily due to the exercise of the purchase options on (i) four vessels on the AVIC Lease Financing, (ii) nine vessels on the IFRS 16 - Leases - $670.0 Million, (iii) two vessels on the Ocean Yield Lease Financing, and (iv) two vessels on the 2021 CSSC Lease Financing during the six months ended June 30, 2023. Additionally, throughout 2022, we (i) sold 18 vessels (and repaid all of the corresponding debt ), (ii) repaid our Convertible Notes Due 2022 upon maturity in May 2022 for $69.7 million, (iii) exercised the purchase options on 22 vessels on various sale and leaseback arrangements, and (iv) converted the Convertible Notes Due 2025 to 5,757,698 shares of our common stock in December 2022.
Throughout 2022 and the six months ended June 30, 2023, interest rates gradually increased as central banks around the world began raising benchmark interest rates in an effort to stem the rise in inflation. The average interest rate that we paid on our debt was over 400 basis points higher during the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.
The decrease in non-cash accretion of our Convertible Notes due 2022 and 2025 was attributable to the repayment in full of our Convertible Notes Due 2022 for $69.7 million upon maturity in May 2022 and the conversion of our Convertible Notes Due 2025 to 5,757,698 common shares in December 2022.
The write-offs of deferred financing fees and debt extinguishment costs during the six months ended June 30, 2023 relate to (i) $0.5 million of write-offs of deferred financing fees related to the refinancing and exercising of purchase options on certain vessels, (ii) $0.3 million of write-offs of the discounts related to the repayment of debt on certain vessels, and (iii) $1.9 million of debt extinguishment costs related to the exercise of purchase options on certain vessels.
The write-offs of deferred financing fees and debt extinguishment costs during the six months ended June 30, 2022 include (i) $3.8 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, the repayment of debt on vessels prior to sale and the expiration of the availability period on certain facilities, (ii) $0.7 million of write-offs of the discounts related to the repayment of debt on certain vessels prior to sale, and (iii) $1.2 million of debt extinguishment costs related to the refinancing of the existing indebtedness on certain vessels and the repayment of debt of vessels prior to their sale.

Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market, or on time charter, in addition to cash on hand. The Scorpio Pools generally reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter.  Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to our debt service obligations, obligations under sale and leaseback arrangements and commitments under other leasing arrangements) for a period of at least twelve months from the date of this report.
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.
As of June 30, 2023, our cash balance was $313.9 million, which was $62.9 million less than our cash balance of $376.9 million as of December 31, 2022.
We continuously evaluate potential transactions that we believe would be accretive to earnings, enhance shareholder value, or that would be in the best interests of the Company, which may include the pursuit of business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
Our long-term liquidity needs as of June 30, 2023 consisted of our debt repayment obligations for our secured credit facilities, sale and leaseback arrangements, Senior Notes Due 2025, and obligations under our bareboat charter-in arrangements (which are accounted for under IFRS 16 - Leases) and remaining commitments for the purchase of scrubbers.
Cash Flows
The table below summarizes our sources and uses of cash for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Cash flow data
Net cash inflow / (outflow)
Operating activities	$501,349	$139,802
Investing activities	(12,056)	518,648
Financing activities	(552,240)	(529,337)
Cash flows from operating activities
Six Months Ended June 30, 2023 compared to 2022
The following table sets forth the components of our operating cash flows for the six months ended June 30, 2023 and June 30, 2022, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Vessel revenue (1)	$713,730	$579,120	$134,610	23%
Vessel operating costs (1)	(152,532)	(161,755)	9,223	6%
Voyage expenses (1)	(9,013)	(25,508)	16,495	65%
General and administrative expenses - cash (1) (2)	(32,906)	(24,581)	(8,325)	(34)%
Financial expenses - cash (1) (3)	(83,224)	(61,539)	(21,685)	(35)%
Change in working capital (4)	56,813	(168,048)	224,861	134%
Financial income - cash	8,544	298	8,246	2,767%
Other	(64)	1,815	(1,879)	(104)%
Operating cash flow	$501,348	$139,802	$361,546	259%

(1)     See "Results of Operations" for information on these variations for the six months ended June 30, 2023 and 2022.
(2)     Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of operations excluding the amortization of restricted stock of $16.6 million and $10.7 million for the six months ended June 30, 2023 and 2022, respectively.
(3)     Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of operations excluding the following non-cash items: (i) the write-off and amortization of deferred financing fees of $3.4 million and $8.0 million for the six months ended June 30, 2023 and 2022, respectively; (ii) accretion or amortization of the fair value measurement applied to the debt and sale and leaseback obligations assumed in a previous merger of $0.7 million and $1.4 million in each of the six months ended June 30, 2023 and 2022, respectively, and (iii) accretion of our Convertible Notes due 2022 and Convertible Notes due 2025 of $7.7 million for the six months ended June 30, 2022. We did not incur accretion expenses during the six months ended June 30, 2023, as the Convertible Notes due 2022 were repaid in full upon their maturity in May 2022, and the Convertible Notes due 2025 were fully converted into common shares in December 2022.
(4)    The change in working capital for the six months ended June 30, 2023 was primarily driven by decreases in accounts receivable, inventories, prepaid expenses and other assets offset by decreases in accounts payable and accrued expenses. The most significant change was the decrease in accounts receivable which was driven by seasonal market conditions as pool and spot market revenues declined towards the end of the second quarter of 2023, leading to a reduction in accounts receivable at June 30, 2023. Accounts receivable due from the Scorpio Pools are generally driven by market conditions in the months preceding the end of the period, since all revenues, except time charters, are paid in arrears. This is in contrast to the strong market conditions at the end of the fourth quarter of 2022 which were driven by robust seasonality, coupled with the market strength brought on by the conflict in Ukraine and the effects of the then pending embargo on Russian refined petroleum products in February 2023. The remaining changes in working capital were driven by the timing of the payments related to such items.
The change in working capital for the six months ended June 30, 2022 was primarily driven by increases in accounts receivable, prepaid expenses, other assets and accrued expenses offset by decreases in inventories and accounts payable. The most significant change was the increase in accounts receivable which was driven by the overall improvement in the market during the six months ended June 30, 2022. As described in the preceding paragraph, accounts receivable due from the Scorpio Pools are generally driven by market conditions in the months preceding the end of the period, since all revenues, except time charters, are paid in arrears. The revenues earned by our vessels operating in the Scorpio Pools in the months preceding June 30, 2022 were significantly greater than the months preceding December 31, 2021, thus leading to the increase in accounts receivable.
Cash flows from investing activities
The following table depicts the components of our investing activities for the six months ended June 30, 2023 and 2022, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Cash outflows
Net proceeds from the sales of vessels (1)	$—	$541,187	$(541,187)	(100)%
Distributions from dual fuel tanker joint venture (2)	1,489	240	1,249	520%
Cash inflow from investing activities	1,489	541,427	(539,938)	(100)%

Drydock, scrubber and BWTS and other vessel related payments (owned, lease financed and bareboat chartered-in vessels) (3)	(13,545)	(22,779)	9,234	41%
Net cash (outflow) / inflow from investing activities	$(12,056)	$518,648	$(530,704)	(102)%
(1) During the six months ended June 30, 2022, we entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. The sales of 16 vessels closed during the six months ended June 30, 2022, and the remaining two sales closed in July and August 2022.
(2)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts with initial terms of greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. In November 2022, we contributed an additional $1.75 million to the joint venture to increase the joint venture's ownership interest in one of the LR1 tankers.
The joint venture issued a cash distribution of $1.5 million and $0.2 million during the six months ended June 30, 2023 and 2022, respectively.
(3)     Drydock, scrubbers and BWTS payments represent the cash paid for the six months ended June 30, 2023 and 2022 for the drydocking of our vessels, and payments made as part of the agreements to purchase and install scrubbers and BWTS. See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked and had scrubber or BWTS installations during the six months ended June 30, 2023 and 2022.

Cash flows from financing activities
The following table depicts the components of our financing activities for the six months ended June 30, 2023 and 2022 along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$391,482	$5,075	$386,407	7,614%
Issuance of Unsecured Senior Notes Due 2025 (1)	—	358	(358)	(100)%
Proceeds from sale and leaseback transactions (1)	—	117,204	(117,204)	(100)%
Decrease in restricted cash (4)	—	4,008	(4,008)	(100)%
Total financing cash inflows	391,482	126,645	264,837	209%

Cash outflows
Repayments on our secured credit facilities (1)	(25,627)	(295,376)	269,749	91%
Repayments under sale and leaseback liabilities (1)	(235,323)	(212,388)	(22,935)	(11)%
Repayments under IFRS 16 lease liabilities (1)	(250,626)	(52,568)	(198,058)	(377)%
Repurchase / repayment of convertible notes (1)	—	(82,251)	82,251	100%
Dividend payments (2)	(25,678)	(11,778)	(13,900)	(118)%
Debt issuance costs (3)	(7,524)	(1,621)	(5,903)	(364)%
Repurchase of common stock (5)	(398,944)	—	(398,944)	N/A
Total financing cash outflows	(943,722)	(655,982)	(287,740)	(44)%

Net cash outflow from financing activities	$(552,240)	$(529,337)	$(22,903)	(4)%
(1)    Cash drawdowns and repayments on our secured credit facilities, unsecured debt, lease financing arrangements and leases being accounted for under IFRS 16 - Leases during the six months ended June 30, 2023 and 2022 consisted of:

	For the six months ended June 30,
	2023		2022
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
2023 $225.0 Million Credit Facility	$225,000	$(8,475)	$—	$—
2023 $49.1 Million Credit Facility	49,088	(1,154)	—	—
2023 $117.4 Million Credit Facility	117,394	—	—	—
Credit Agricole Credit Facility	—	—	—	(73,591)
Citibank / K-Sure Credit Facility	—	—	—	(78,401)
Hamburg Commercial Credit Facility	—	(1,646)	—	(1,646)
Prudential Credit Facility	—	(2,773)	—	(2,773)
2019 DNB / GIEK Credit Facility	—	(3,557)	—	(3,556)
BNPP Sinosure Credit Facility	—	(5,455)	5,075	(5,359)
2020 $225 Million Credit Facility	—	(2,567)	—	(85,330)
2021 $21.0 Million Credit Facility	—	—	—	(1,170)
2021 $43.6 Million Credit Facility	—	—	—	(43,550)
Total Secured Credit Facilities	$391,482	$(25,627)	$5,075	$(295,376)
Unsecured Senior Notes Due 2025	—	—	358	—
Convertible Notes Due 2022	—	—	—	(69,695)
Convertible Notes Due 2025	—	—	—	(12,556)
Total Unsecured Senior Notes	$—	$—	$358	$(82,251)
Ocean Yield Lease Financing		(59,965)	—	(5,659)
BCFL Lease Financing (LR2s)	—	(5,473)	—	(5,538)
CSSC Lease Financing	—	(5,453)	—	(7,281)
CSSC Scrubber Lease Financing	—	(1,829)	—	—
BCFL Lease Financing (MRs)	—	(8,162)	—	(7,705)
2018 CMBFL Lease Financing	—	—	—	(6,504)
$116.0 Million Lease Financing	—	—	—	(95,789)
AVIC Lease Financing	—	(77,769)	—	(22,938)
China Huarong Lease Financing	—	—	—	(8,416)
$157.5 Million Lease Financing	—	—	—	(20,835)
COSCO Lease Financing	—	—	—	(3,850)
2020 CMBFL Lease Financing	—	(1,622)	—	(1,621)
2020 TSFL Lease Financing	—	(1,660)	—	(1,661)
2020 SPDBFL Lease Financing	—	(3,247)	—	(3,248)
2021 AVIC Lease Financing	—	(3,626)	—	(3,626)
2021 CMBFL Lease Financing	—	(3,260)	—	(3,260)
2021 TSFL Lease Financing	—	(2,190)	—	(2,190)
2021 CSSC Lease Financing	—	(48,631)	—	(2,631)
2021 $146.3 Million Lease Financing	—	(6,589)	—	(5,962)
2021 Ocean Yield Lease Financing	—	(2,901)	—	(2,901)
2022 AVIC Lease Financing	—	(4,584)	117,204	—
Decrease / (increase) in prepaid interest expense	—	1,638	—	(773)
Total Finance Leases	$—	$(235,323)	$117,204	$(212,388)
IFRS 16 - Leases - Three MRs	—	(4,234)	—	(3,991)
$670.0 Million Lease Financing	—	(247,132)	—	(48,418)
Decrease / (increase) in prepaid interest expense	—	740	—	(159)
Total Lease Liability - IFRS 16	$—	$(250,626)	$—	$(52,568)

(2)    Dividend payments to shareholders were $25.7 million and $11.8 million (based on the number of shares outstanding on each of the record dates) for the six months ended June 30, 2023 and 2022, respectively. These dividends represent total dividends of $0.45 and $0.20 per share during the six months ended June 30, 2023 and 2022, respectively.
(3)     Relates to debt issuance costs incurred for our secured credit facilities, sale and leaseback transactions and lease financing arrangements.
(4)     Relates to release of restricted cash due to the repayment of Citi / K-Sure Credit Facility in connection with the sales of STI Executive, STI Excellence, STI Express and STI Experience during the six months ended June 30, 2022.
(5)     Relates to 8,070,680 of our common shares which were purchased in the open market at an average price of $49.43 per share during the six months ended June 30, 2023 under our 2023 Securities Repurchase Program.

Long-Term Debt Obligations and Credit Arrangements
We refer to Note 11 and Note 21 of our Unaudited Condensed Consolidated Financial Statements included in this report on Form 6-K for further details on our secured credit facilities, sale and leaseback liabilities, IFRS 16 lease liabilities and Senior Notes Due 2025.
Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interest of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company's business.
We were in compliance with all covenants relating to our borrowings as of June 30, 2023 and December 31, 2022.
The following table summarizes our outstanding indebtedness as of June 30, 2023 and September 29, 2023. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees; (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security; and (iii) deposits held by the lessor.

In thousands of U.S. Dollars	Amount outstanding at June 30, 2023	Amount outstanding at September 29, 2023
Hamburg Commercial Credit Facility(1)	$32,086	$—
Prudential Credit Facility	36,513	35,126
2019 DNB / GIEK Credit Facility (2)	34,781	—
BNPP Sinosure Credit Facility	75,121	75,121
2020 $225.0 Million Credit Facility (3)	35,198	—
2023 $225.0 Million Credit Facility	216,525	208,050
2023 $49.1 Million Credit Facility	47,934	46,780
2023 $117.4 Million Credit Facility	117,394	113,142
2023 $1.0 Billion Credit Facility (4)	—	269,344
2023 $94.0 Million Credit Facility (5)	—	43,750
Ocean Yield Lease Financing (6)	54,895	26,142
BCFL Lease Financing (LR2s) (7)	62,837	60,157
CSSC Lease Financing (8)	113,994	110,353
BCFL Lease Financing (MRs) (9)	45,040	40,951
2020 CMBFL Lease Financing (10)	36,468	—
2020 TSFL Lease Financing (11)	38,947	38,117
2020 SPDBFL Lease Financing (12)	80,264	78,640
2021 AVIC Lease Financing	81,009	79,196
2021 CMBFL Lease Financing	64,785	63,155
2021 TSFL Lease Financing	47,807	46,712
2021 $146.3 Million Lease Financing	127,110	123,815
2021 Ocean Yield Lease Financing	61,032	59,557
2022 AVIC Lease Financing	109,220	106,928
IFRS 16 - Leases - Three MRs	16,904	14,713
IFRS 16 - Leases - $670.0 Million (13)	231,015	85,508
Senior Notes Due 2025	70,571	70,571
Total	$1,837,450	$1,795,828
(1)     In September 2023, we repaid the debt relating to two vessels (STI Veneto and STI Poplar) on the Hamburg Commercial Credit Facility for $31.3 million.
(2)    In August 2023, we repaid the debt relating to two vessels (STI Condotti and STI Sloane) on the 2019 DNB/GIEK Credit Facility for $34.8 million.
(3) In August 2023, we repaid the debt relating to two vessels (STI Spiga and STI Kingsway) on the 2020 $225.0 Million Credit Facility for $35.2 million.
(4) In July 2023, we executed the 2023 $1.0 Billion Credit Facility with a group of financial institutions for up to $1.0 billion, consisting of a term loan and a revolving credit facility. Upon execution, we drew down $440.6 million (split evenly between the term loan and the revolver) and 21 vessels (17 MRs and four LR2s) were collateralized under this facility as part of this drawdown. In August 2023, we drew down $135.8 million (split evenly between the term loan and the revolver) and five LR2 product tankers were collateralized under this facility as part of this drawdown. In September 2023, we repaid $288.2 million on the revolving credit facility, which may be re-borrowed in the future. The key terms and conditions of this facility are described above in the section entitled Recent Developments.
(5)    In September 2023, we executed the 2023 $94.0 Million Credit Facility with DekaBank Deutsche Girozentrale for up to $94.0 million. Upon execution, we drew down $43.8 million and two vessels (STI Marshall and STI Grace) were collateralized under this facility as part of this drawdown. The key terms and conditions of this facility are described above in the section entitled Recent Developments.
(6) In August 2023, we exercised the purchase option on STI Supreme, which was financed on the Ocean Yield Lease Financing, for $27.8 million.

(7) In August 2023, we gave notice to exercise the purchase options on three LR2 product tankers (STI Stability, STI Solace and STI Solidarity) that are currently financed on the BCFL Lease Financing (LR2s). These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $58.4 million at the date of purchase.
(8) In August 2023, we gave notice to exercise the purchase options on five LR2 product tankers (STI Gauntlet, STI Gladiator, STI Goal, STI Gratitude and STI Guide) that are currently financed on the CSSC Lease Financing. These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $110.4 million at the date of purchase.
(9) In September 2023, we gave notice to exercise the purchase option on an MR product tanker (STI Amber) that is currently financed on the BCFL Lease Financing (MRs). The purchase is expected to occur in the fourth quarter of 2023 and the outstanding lease liability is expected to be $8.2 million at the date of purchase.
(10) In September 2023, we exercised the purchase options on two MR product tankers (STI Leblon and STI Bosphorus) that were previously financed on the 2020 CMBFL Lease Financing and repaid the aggregate outstanding lease obligation of $36.5 million as part of these transactions.
(11) In August 2023, we gave notice to exercise the purchase options on two MR product tankers (STI Galata and STI La Boca) that are currently financed on the 2020 TSFL Lease Financing. The purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $38.1 million at the date of purchase.
(12) In September 2023, we gave notice to exercise the purchase options on four MR product tankers that are currently financed on the 2020 SPDB Lease Financing (STI Esles II, STI Donald C Trauscht, STI Jardins and STI San Telmo). STI Esles II and STI Donald C Trauscht purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability, net of $1.5 million in deposits held by the lessor, is expected to be $38.1 million at the date of purchase. STI Jardins and STI San Telmo purchases are expected to occur in the first quarter of 2024 and the aggregate outstanding lease liability, net of $1.4 million in deposits held by the lessor, is expected to be $36.9 million at the date of purchase.
(13) In July 2023, we exercised the purchase options on six MR product tankers (STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, and STI Millennia) that were previously financed on the IFRS 16 - Leases – $670.0 Million lease financing and repaid the aggregate outstanding lease obligation, inclusive of purchase option fees, of $145.0 million as part of these transactions. In August 2023, we gave notice to exercise the purchase options on an MR product tanker (STI Maximus) and two LR2 product tankers (STI Lily and STI Lotus) that are currently financed on the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $85.5 million at the date of purchase.

Capital Expenditures
Drydock
The following table summarizes our drydock activity during the six months ended June 30, 2023:

Drydock	Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2022			$708
Add: costs incurred (1)			8,296
Less: drydock completed (2)	4	127	8,198
Drydock in-progress at June 30, 2023			$806
(1)    Cost includes additional amounts for vessels completed in prior periods and adjustments to amounts accrued in prior periods.
(2)    Includes one offhire day from 2022. Offhire days also include offhire days for installations of BWTS and/or scrubbers. Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
As our fleet ages, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.
Ballast Water Treatment Systems and Scrubbers
The following table summarizes our ballast water treatment system ("BWTS") activity during the six months ended June 30, 2023:

Ballast Water Treatment System	Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost
BWTS in-progress at December 31, 2022			$733
Add: costs incurred (1)			2,739
Less: drydock completed (2)	2	90	3,263
BWTS in-progress at June 30, 2023			$209
(1)    Cost includes advance payments for upcoming installations and adjustments to amounts accrued in prior periods. Interest capitalized during the six months ended June 30, 2023 was nominal.
(2)    Offhire days also include offhire days for drydock. Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
We did not have material activity with respect to the purchase and installation of scrubbers during the six months ended June 30, 2023.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2023 (1):

In thousands of U.S. dollars	As of June 30, 2023
Less than 1 month	$—
1-3 months	236
3 months to 1 year	12,291
1-5 years	305
5+ years	—
Total	$12,832
(1)    These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.

Material Cash Requirements
The following table sets forth our material cash requirements at June 30, 2023:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$87,516	$273,123	$234,913	$—
Principal obligations under sale and leaseback liabilities (1)	131,082	205,362	347,977	238,987
Principal obligations under IFRS 16 - lease liabilities (1)	160,937	24,061	47,700	15,221
Estimated interest payments on secured credit facilities (2)	44,109	49,008	20,654	—
Estimated interest payments on sale and leaseback liabilities (2)	75,024	103,055	59,954	25,136
Estimated interest payments on IFRS 16 - lease liabilities (2)	9,282	11,317	6,077	395
Technical management fees (3)	13,929	—	—	—
Commercial management fees (4)	20,171	—	—	—
Ballast Water Treatment System purchase commitments (5)	443	—	—	—
Exhaust Gas Cleaning System purchase commitments (6)	12,084	305	—	—
Senior unsecured notes (7)	—	70,571	—	—
Senior unsecured notes - estimated interest payments (8)	4,940	4,940	—	—
Total	$559,517	$741,742	$717,275	$279,739

(1)Represents principal payments due on our secured credit facilities, sale and leaseback arrangements, and IFRS 16 - lease liabilities, as described above in the Long-Term Debt Obligations and Credit Arrangements section of this report. These payments are based on our outstanding borrowings as of June 30, 2023, and does not include financing activity that occurred subsequent to this date, as described above in the section entitled Recent Developments.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of June 30, 2023.
The forward curve was calculated as follows as of June 30, 2023:

Year 1	5.67%
Year 2	4.50%
Year 3	3.76%
Year 4	3.67%	(A)
Year 5	3.34%
Year 6	3.54%	(A)
Year 7	3.40%
Year 8	3.59%	(A)
Year 9	3.52%	(A)
Year 10	3.49%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

Interest was estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2023 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. As of June 30, 2023, the weighted-average margin on our variable rate financing was (i) 2.15% on our secured credit facilities, (ii) 3.52% on our sale and leaseback liabilities, and (iii) 3.50% on our IFRS 16 - lease liabilities. Additionally, the following sale and leaseback liabilities and IFRS 16 - lease liabilities do not have a variable interest component: BCFL Lease Financing (MRs); the scrubber portion of BCFL Lease Financing (LR2s); and IFRS 16 - Leases - 3 MR. Accordingly, the interest portion of these arrangements was calculated using the implied interest rate in these agreements.
(3)Our technical manager, SSM, charges fees for its services pursuant to the Revised Master Agreement. Under the terms of the Revised Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(4)Our commercial manager, SCM, charges $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels and $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the Scorpio Pools, we pay SCM $250 per vessel per day for LR1 and LR2 vessels and $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(5)Represents obligations as of June 30, 2023 under our agreements to purchase ballast water treatment systems. These amounts exclude installation costs and are subject to change as installation times are finalized.
(6)Represents obligations as of June 30, 2023 under our agreements to purchase scrubbers. These amounts reflect only those commitments as of June 30, 2023 and exclude installation costs and potential payments under any purchase options that may be exercised in the future. The timing of these payments is subject to change as installation times are finalized.
(7)Represents the principal due at maturity on our Senior Notes Due 2025 as of June 30, 2023. The Senior Notes Due 2025 mature in June 2025.
(8)Represents estimated coupon interest payments on our Senior Notes Due 2025 as of June 30, 2023. These notes bear interest at a coupon rate of 7.00%.
OFF-BALANCE-SHEET ARRANGEMENTS
As of June 30, 2023, we are committed to purchase scrubbers and BWTS through various suppliers.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings and leases. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. Recent monetary policies have resulted in interest rate increases during the first half of 2023 and are likely to increase further in an effort to control increasing inflationary pressure in many global economies.
Based on the floating rate debt at June 30, 2023, a one-percentage point increase in the floating interest rate would increase interest expense by $17.0 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt and IFRS 16 - Leases:

	As of June 30, 2023
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate debt (unhedged)	$354,148	$465,136	$630,590	$254,208
Principal payments fixed rate debt	25,387	107,981	—	—
Total principal payments on outstanding debt	$379,535	$573,117	$630,590	$254,208
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently have 15 vessels employed on time charter contracts with initial terms of three years or greater. Additionally, we have the ability to remove our vessels from the Scorpio Pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $17.6 million and $21.7 million for the six months ended June 30, 2023 and 2022, respectively.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
Bunker Price Risk
Our operating results are affected by movement in the price of fuel oil consumed by our vessels – known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability. We do not hedge our exposure to bunker price risk.
Inflation
High inflation in the United States and in many of the global economies where our vessels operate has impacted vessel operating costs, which include crew, travel, equipment, spares and drydocking costs, and voyage expenses, which includes the cost of fuel (i.e. bunkers). For the vessels that are time chartered-out, fuel is paid by the charterer. There is a risk that inflation will have a negative effect on our future operating costs should these trends persist.
Update on Critical Accounting Estimates and Policies
Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. For a description of all of our material accounting policies, see Note 1, under the section entitled “Critical accounting judgments and key sources of estimation uncertainty,” to our consolidated financial statements as of and for the year ended December 31, 2022 included in our Annual Report on Form 20-F, which was filed with the SEC on March 24, 2023. Also see Note 1, under the section entitled “Adoption of new and amended IFRS and IFRIC interpretations” to the accompanying unaudited condensed consolidated financial statements for any changes or updates to our critical accounting policies for the current period.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
June 30, 2023 and December 31, 2022

		As of
In thousands of U.S. dollars	Notes	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$313,923	$376,870
Accounts receivable	3	201,568	276,700
Prepaid expenses and other current assets	2	10,667	18,159
Inventories		8,506	15,620
Assets held for sale	4	24,561	—
Total current assets		559,225	687,349
Non-current assets
Vessels and drydock	4	3,319,688	3,089,254
Right of use assets for vessels	5	348,797	689,826
Other assets	7	83,742	83,754
Goodwill		8,197	8,197
Restricted cash	8	783	783
Total non-current assets		3,761,207	3,871,814
Total assets		$4,320,432	$4,559,163
Current liabilities
Current portion of long-term bank debt	11	86,087	31,504
Sale and leaseback liability	11	128,823	269,145
IFRS 16 - lease liability	5	161,887	52,346
Accounts payable	9	11,220	28,748
Accrued expenses	10	72,893	91,508
Total current liabilities		460,910	473,251
Non-current liabilities
Long-term bank debt and bonds	11	569,327	264,106
Sale and leaseback liability	11	778,816	871,469
IFRS 16 - lease liability	5	86,981	443,529
Total non-current liabilities		1,435,124	1,579,104
Total liabilities		1,896,034	2,052,355
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 54,999,908 and 61,262,838 issued and outstanding shares as of June 30, 2023 and December 31, 2022, respectively.	12	745	727
Additional paid-in capital	12	3,066,288	3,049,732
Treasury shares	12	(1,040,489)	(641,545)
Retained earnings	12	397,854	97,894
Total shareholders’ equity		2,424,398	2,506,808
Total liabilities and shareholders’ equity		$4,320,432	$4,559,163
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
For the six months ended June 30, 2023 and 2022

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2023	2022
Revenue
Vessel revenue	15	$713,730	$579,120
Operating expenses
Vessel operating costs	16	(152,532)	(161,755)
Voyage expenses		(9,013)	(25,508)
Depreciation - owned or sale and leaseback vessels	4	(82,688)	(85,159)
Depreciation - right of use assets for vessels	5	(18,003)	(19,488)
General and administrative expenses	17	(49,480)	(35,257)
Loss on sales of vessels and write-down of vessel held for sale	4	—	(69,218)
Total operating expenses		(311,716)	(396,385)
Operating income		402,014	182,735
Other (expense) and income, net
Financial expenses	18	(87,252)	(78,710)
Financial income		8,544	1,024
Other income, net		2,332	1,634
Total other expense, net		(76,376)	(76,052)
Net income		$325,638	$106,683
Attributable to:
Equity holders of the parent		$325,638	$106,683
Earnings per share
Basic	19	$5.93	$1.92
Diluted	19	$5.69	$1.84
Basic weighted average shares outstanding	19	54,926,939	55,502,389
Diluted weighted average shares outstanding	19	57,186,103	64,611,651

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2023 and 2022

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / Retained earnings	Total
Balance as of January 1, 2022	58,369,516	$659	$2,855,798	$(480,172)	$(539,357)	$1,836,928
Net income for the period	—	—	—	—	106,683	106,683
Issuance of restricted stock, net of forfeitures	1,045,497	10	(11)	—	—	(1)
Amortization of restricted stock, net of forfeitures	—	—	10,676	—	—	10,676
Dividends paid, $0.20 per share (1)	—	—	(11,778)	—	—	(11,778)
Write off of equity portion of Convertible Notes Due 2025	—	—	(1,746)	—	—	(1,746)
Balance as of June 30, 2022	59,415,013	$669	$2,852,939	$(480,172)	$(432,674)	$1,940,762

Balance as of January 1, 2023	61,262,838	$727	$3,049,732	$(641,545)	$97,894	$2,506,808
Net income for the period	—	—	—	—	325,638	325,638
Issuance of restricted stock, net of forfeitures	1,807,750	18	(18)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	16,574	—	—	16,574
Purchase of Treasury Shares	(8,070,680)	—	—	(398,944)	—	(398,944)
Dividends paid, $0.45 per share (1)	—	—	—	—	(25,678)	(25,678)
Balance as of June 30, 2023	54,999,908	$745	$3,066,288	$(1,040,489)	$397,854	$2,424,398
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the six months ended June 30, 2023 and 2022

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2023	2022
Operating activities
Net income		$325,638	$106,683
Depreciation - owned or sale and leaseback vessels	4	82,688	85,159
Depreciation - right of use assets for vessels	5	18,003	19,488
Amortization of restricted stock	12	16,574	10,676
Amortization of deferred financing fees	11	2,548	3,484
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	11	824	4,543
Loss on sales of vessels and write-down of vessels held for sale	4	—	69,218
Accretion of Convertible Notes	11	—	7,748
Accretion of fair value measurement on debt assumed from historical acquisitions	11	656	1,396
Gain on Convertible Notes exchange	11	—	(412)
Share of income from dual fuel tanker joint venture		(2,395)	(133)
		444,536	307,850
Changes in assets and liabilities:
Decrease in inventories		7,114	5,873
Decrease / (increase) in accounts receivable		75,132	(166,834)
Decrease / (increase) in prepaid expenses and other current assets		7,492	(4,583)
Decrease / (increase) in other assets		918	(185)
Decrease in accounts payable		(16,497)	(20,740)
(Decrease) / increase in accrued expenses		(17,346)	18,421
		56,813	(168,048)
Net cash inflow from operating activities		501,349	139,802
Investing activities
Net proceeds from sales of vessels		—	541,187
Distributions from dual fuel tanker joint venture		1,489	240
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, lease financed and bareboat-in vessels)		(13,545)	(22,779)
Net cash (outflow) / inflow from investing activities		(12,056)	518,648
Financing activities
Principal repayments on debt and sale and leaseback obligations		(260,950)	(507,764)
Issuance of debt		391,482	122,637
Debt issuance costs		(7,524)	(1,621)
Principal repayments on IFRS 16 lease liabilities		(250,626)	(52,568)
Decrease in restricted cash		—	4,008
Repurchase / repayment of convertible notes		—	(82,251)
Dividends paid		(25,678)	(11,778)
Repurchase of common stock		(398,944)	—
Net cash outflow from financing activities		(552,240)	(529,337)
(Decrease) / increase in cash and cash equivalents		(62,947)	129,113
Cash and cash equivalents at January 1,		376,870	230,415
Cash and cash equivalents at June 30,		$313,923	$359,528
Supplemental information:
Interest paid (which includes $7 thousand of interest capitalized during the six months ended June 30, 2023. $0.1 million of interest expense was capitalized during the six months ended June 30, 2022.)		$73,960	$60,276

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of June 30, 2023 consisted of 113 owned, sale and leaseback, or bareboat chartered-in product tankers (14 Handymax, 60 MR and 39 LR2). An MR product tanker was classified as held for sale as of June 30, 2023 and was subsequently sold in July 2023.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for our vessels in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the six months ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2022. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 20. Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including, but not limited to, debt service and lease financing obligations) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.

Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations from January 1, 2023
IAS 1 - Disclosure of Accounting Policies - To require entities to disclose material accounting policies, instead of significant accounting policies. The amendments clarify, among other things, that accounting policy information may be material because of its nature, even if the related amounts are immaterial. This standard is effective for annual periods beginning on or after January 1, 2023.
IAS 8 - Changes in Accounting Estimates - The definition of a change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The Board clarified that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. A change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. The effect of the change relating to the current period is recognized as income or expense in the current period. The effect, if any, on future periods is recognized as income or expense in those future periods.
IAS 12 - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction - These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.
IFRS 17 - Insurance Contracts - This new standard requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The adoption of these standards did not have significant impact on our financial statements.
No significant standards and interpretations were adopted during the six months ended June 30, 2022.

2.     Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of June 30, 2023 and December 31, 2022:

	As of
In thousands of U.S. dollars	June 30, 2023	December 31, 2022
Prepaid vessel operating expenses - SSM	$5,562	$5,450
Prepaid expenses - SCM	85	84
Prepaid expenses - Scorpio Handymax Tanker Pool Limited	3	3
Prepaid expenses - related party port agent	—	98
Prepaid expenses - Scorpio MR Pool Limited	—	14
Prepaid expenses - Scorpio LR2 Pool Limited	—	1
Prepaid expenses and other current assets - related parties	5,650	5,650

Third party - prepaid vessel operating expenses	2,404	2,787
Prepaid insurance	1,655	744
Prepaid port agent advances	3	3,086
Other prepaid expenses	955	5,892
	$10,667	$18,159

3.     Accounts receivable
The following is a table summarizing our accounts receivable as of June 30, 2023 and December 31, 2022:

	As of
In thousands of U.S. dollars	June 30, 2023	December 31, 2022
Scorpio MR Pool Limited	$106,233	$115,092
Scorpio LR2 Pool Limited	87,200	113,523
Scorpio Handymax Tanker Pool Limited	4,238	7,149
Scorpio Services Holding Limited (SSH)	1,635	4,976
Scorpio LR1 Pool Limited	551	607
Receivables from related parties	199,857	241,347

Insurance receivables	1,157	878
Spot voyage and time charter receivables	554	34,475
	$201,568	$276,700
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, and Scorpio LR1 Pool Limited, or the Scorpio Pools, are related parties, as described in Note 13. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year.
Accounts receivable from SSH include revenue earned and expenses incurred for voyages in the spot market or on time charter through SSH, a related party.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market. Freight receivables decreased as a result of a fewer number of vessels operating in the spot market during the six months ended June 30, 2023 as compared to the year ended December 31, 2022.
We consider that the carrying amount of accounts receivable approximates their fair value due to the relative short maturity thereof. Accounts receivable are non-interest bearing. Our accounts receivable mostly consist of accounts receivable from the Scorpio Pools or from vessels in the spot market or on time charter. Almost all of the accounts receivable as of June 30, 2023 relates to amounts due from the Scorpio Pools. We have never experienced a historical credit loss of amounts due from the Scorpio Pools and all amounts are considered current. Accordingly, there is no reserve for expected credit losses as of June 30, 2023.

4.     Assets held for sale and Vessels and drydock
Assets held for sale
During the six months ended June 30, 2023, we entered into an agreement to sell an MR vessel, STI Ville, for a sales price of $32.5 million. The carrying amount of this vessel, which was previously recorded within Vessels and drydock, was classified as an asset held for sale as of June 30, 2023. In July 2023, we closed on the sale of STI Ville.
Operating vessels and drydock
The following is a rollforward of the activity within Vessels and drydock from January 1, 2023 through June 30, 2023.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2023	$4,045,062	$117,641	$4,162,703
Transfer from right of use assets, net (1)	326,017	628	326,645
Additions (2)	2,742	8,296	11,038
Vessels held for sale (3)	(36,853)	(1,235)	(38,088)
Fully depreciated assets (4)	—	(1,500)	(1,500)
As of June 30, 2023	4,336,968	123,830	4,460,798

Accumulated depreciation
As of January 1, 2023	(1,016,258)	(57,191)	(1,073,449)
Charge for the period	(70,951)	(11,737)	(82,688)
Vessels held for sale (3)	12,574	953	13,527
Fully depreciated assets (4)	—	1,500	1,500
As of June 30, 2023	(1,074,635)	(66,475)	(1,141,110)
Net book value
As of June 30, 2023	$3,262,333	$57,355	$3,319,688

Net book value
As of December 31, 2022	$3,028,804	$60,450	$3,089,254
(1)During the six months ended June 30, 2023, we exercised the purchase options on leases for seven MR vessels (STI Magnetic, STI Marshall, STI Magic, STI Mystery, STI Marvel, STI Magister and STI Mythic) and two LR2 vessels (STI Lavender and STI Lobelia) that had been previously recorded as Right of use assets for vessels. The carrying amounts of these Right of Use Assets were reclassified to Vessels and Drydock as a result of these transactions. These transactions are further described in Note 5.
(2)Additions during the six months ended June 30, 2023 primarily relate to the various costs incurred for drydocks and ballast water treatment systems (which are reported as part of the Vessels component).
(3)Represents the carrying value of an MR vessel (STI Ville) which was contracted to be sold and reclassified to Assets held for sale during the six months ended June 30, 2023. This transaction is described above.
(4)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.
The following is a summary of the cost types that were capitalized during the six months ended June 30, 2023:

In thousands of U.S. dollars	Drydock (1)	Notional component of scrubber	Total drydock additions	Scrubber (1)	BWTS (1)	Other equipment	Capitalized interest	Total vessel additions
	$8,296	$—	$8,296	$—	$2,732	$3	$7	$2,742
(1)Additions during the six months ended June 30, 2023 includes new costs and adjustments to costs accrued in prior periods relating to drydocks and ballast water treatment system installations.

Exhaust Gas Cleaning Systems or Scrubbers, and Ballast Water Treatment Systems
We previously commenced a program to retrofit the majority of our vessels with exhaust gas cleaning systems, or scrubbers and ballast water treatment systems, or BWTS. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the scrubber cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation.
As of June 30, 2023, we have retrofitted a total of 85 of our vessels with scrubbers and 56 vessels with BWTS (which includes vessels that have been sold and 55 BWTS that were previously contracted as described in Note 7). The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2023 (1):

In thousands of U.S. dollars	As of June 30, 2023
Less than 1 month	$—
1-3 months	236
3 months to 1 year	12,291
1-5 years	305
5+ years	—
Total	$12,832
(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.

5.     Right of use assets and related lease liabilities
During the six months ended June 30, 2023, we had bareboat charter-in commitments on three vessels under fixed rate bareboat agreements and 18 vessels under variable rate bareboat agreements. All of these agreements have been accounted for under IFRS 16 - Leases.
During the six months ended June 30, 2023, we committed to exercise the purchase options on 15 of the vessels under the IFRS 16 - Leases - $670.0 Million lease financing (STI Magnetic, STI Marshall, STI Miracle, STI Lavender, STI Magic, STI Mystery, STI Marvel, STI Magister, STI Mythic, STI Lobelia, STI Mighty, STI Modest, STI Millennia, STI Maverick and STI Maestro). Pursuant to IFRS 16, these commitments triggered a re-assessment of the lease liability which resulted in an increase of $3.6 million to the lease liability and a corresponding adjustment to the right of use assets (which was primarily the result of purchase option fees due to the lessor).
In May 2023, we completed the purchase of three vessels (STI Magnetic, STI Marshall and STI Lavender) and repaid the aggregate outstanding lease obligations of $79.0 million related to these vessels as part of these transactions. In June 2023, we completed the purchase of six vessels (STI Magic, STI Mystery, STI Marvel, STI Magister, STI Mythic and STI Lobelia) and repaid the aggregate outstanding lease obligations of $148.7 million related to these vessels as part of these transactions. As a result of these purchases, the net book value of the vessel and drydock related to these vessels of $326.8 million and $1.8 million, respectively, was reclassified from Right of use assets for vessels to Vessels and drydock.
The following is the activity of the right of use assets from January 1, 2023 through June 30, 2023:

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2023	$798,083	$22,577	$820,660
Transfer to vessels, net (1)	(375,159)	(8,555)	(383,714)
Additions (2)	3,619	—	3,619
Fully depreciated assets	—	(900)	(900)
As of June 30, 2023	426,543	13,122	439,665

Accumulated depreciation and impairment
As of January 1, 2023	(114,902)	(15,932)	(130,834)
Charge for the period	(15,737)	(2,266)	(18,003)
Transfer to vessels, net (1)	49,142	7,927	57,069
Fully depreciated assets	—	900	900
As of June 30, 2023	(81,497)	(9,371)	(90,868)

As of June 30, 2023	$345,046	$3,751	$348,797

As of December 31, 2022	$683,181	$6,645	$689,826
(1)     Primarily represents the transfer of the net book value of nine vessels purchased and transferred to Vessels and drydock.
(2)     Represents the adjustment to the right of use asset as a result of the remeasurement of the related lease liability upon the commitments to exercise the purchase options on 15 of the vessels under the IFRS 16 - Leases - $670.0 Million lease financing.
Vessels recorded as right of use assets derive income from subleases through time charter-out and pool arrangements. For the six months ended June 30, 2023 and 2022, sublease income of $99.0 million and $98.9 million, respectively, is included in Vessel revenue.
The following table summarizes the payments made for the six months ended June 30, 2023 and June 30, 2022 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Interest expense recognized in the unaudited condensed consolidated statements of operations	$19,975	$12,328
Principal repayments recognized in unaudited condensed consolidated cash flow statements	250,626	52,568
Net decrease / (increase) in accrued interest expense	22	(70)
Total payments on lease liabilities under IFRS 16	$270,623	$64,826
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that were accounted as lease liabilities under IFRS 16 - Leases as of June 30, 2023 were $276.4 million. The obligations under these agreements are expected to be repaid as follows:

As of
In thousands of U.S. dollars	June 30, 2023
Less than 1 year	$171,630
1 - 5 years	89,155
5+ years	15,616
Total	$276,401
Discounting effect	(27,071)
Prepaid interest expense	(462)
Lease liability	$248,868
We did not recognize any expenses under time and bareboat charter agreements that were accounted for as operating leases during the six months ended June 30, 2023 and 2022.
6.     Carrying values of vessels
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels, right of use assets and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows, and the Company’s overall business plans.
At June 30, 2023, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine if there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment existed.
At June 30, 2023, our operating fleet consisted of 113 owned, sale and leaseback, or right of use vessels ("ROU vessels"), including one vessel that was held for sale. All of the vessels in our operating fleet had fair values less selling costs greater than their carrying amount at this date. As such, we determined that there were no indications of impairment on any of our vessels as of June 30, 2023.
We also considered external factors as part of this assessment as the markets in which we operate experienced continued strength during the six months ended June 30, 2023. In addition to the increase in the fair value of second-hand product tankers, the strength in the market was also apparent by reference to:
•The continued strength of the spot market TCE rates that our vessels earned during the past six months;
•The time charter market for long-term fixtures, which also averaged record highs (with particular reference to the time charter that we entered into in 2023, as noted in Note 15).
Our operating results for the six months ended June 30, 2023 are a reflection of these market conditions, with revenues, operating cash flows, and net income significantly exceeding historical averages.

7.    Other assets

	As of
In thousands of U.S. dollars	June 30, 2023	December 31, 2022
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$24,650	$25,500
Scorpio MR Pool Ltd. pool working capital contributions (1)	21,600	22,000
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	5,661
Working capital contributions to Scorpio Pools	51,911	53,161

Seller's credit on sale leaseback vessels (2)	11,762	11,430
Deposits for scrubbers (3)	9,737	9,737
Investment in dual fuel tanker joint venture (4)	8,578	7,672
Investment in BWTS supplier (5)	1,751	1,751
Capitalized loan fees	3	3

Other assets	$83,742	$83,754
 (1)    Upon entrance into the Scorpio LR2, MR, and Handymax Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract. For vessels designated as held for sale, we classify the amounts as current (within Accounts Receivable).
(2)    The seller's credit on sale leaseback vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto which occurred in April 2017. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.3 million as interest income as part of these agreements during each of the six months ended June 30, 2023 and 2022.
(3)    Amounts represent deposits paid to the supplier of exhaust gas cleaning systems ("scrubbers"). Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.
(4)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021). The dual-fuel MR methanol tankers are currently on long-term time charter contracts with initial terms of greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. In November 2022, we contributed an additional $1.75 million to the joint venture to increase the joint venture's ownership interest in one of the LR1 tankers. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
We recorded $2.4 million as our share of net income resulting from this joint venture during the six months ended June 30, 2023. Additionally, the joint venture issued a cash distribution of $1.5 million during this period.
(5)    In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have all been installed as of June 30, 2023. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.
8.     Restricted cash
Restricted cash as of June 30, 2023 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our Bank of Communications Financial Leasing (LR2s) sale and leaseback. The funds in these accounts will be released at the end of the lease term.

9.     Accounts payable
The following is a table summarizing our accounts payable as of June 30, 2023 and December 31, 2022:

	As of
In thousands of U.S. dollars	June 30, 2023	December 31, 2022
Scorpio MR Pool Limited	$1,141	$7,333
Scorpio Ship Management S.A.M. (SSM)	577	734
Scorpio Services Holding Limited (SSH)	407	286
Amounts due to a related party port agent	249	137
Scorpio Commercial Management S.A.M. (SCM)	171	507
Scorpio LR2 Pool Limited	8	424
Scorpio Handymax Tanker Pool Limited	1	2,333
Amounts due to a related party bunker supplier	—	2,322

Accounts payable to related parties	2,554	14,076

Suppliers	8,666	14,672
	$11,220	$28,748
The majority of accounts payable is settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
10.     Accrued expenses
The following is a table summarizing our accrued expenses as of June 30, 2023 and December 31, 2022:

	As of
In thousands of U.S. dollars	June 30, 2023	December 31, 2022
Accrued expenses to a related party port agent	$1,093	$876
Scorpio Ship Management S.A.M (SSM)	133	89
Scorpio Commercial Management S.A.M. (SCM)	37	33
Scorpio Holdings Limited	—	1
Accrued expenses to related parties	1,263	999

Suppliers	25,404	32,051
Accrued short-term employee benefits	20,915	40,295
Accrued interest	11,354	7,200
Deferred income	13,957	10,963
	$72,893	$91,508
Deferred income represents amounts collected in advance from customers for our vessels on time charter or deferred revenue on time charter out arrangements whose payment terms differ from the pattern of revenue recognition on a straight-line basis. The terms of these agreements are described in Note 15.

11.     Current and long-term debt
The following is a roll forward of the activity within debt, sale and leaseback, and IFRS 16 - lease liability (current and non-current), by facility, for the six months ended June 30, 2023:

		Activity				Balance as of June 30, 2023 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2022	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of June 30, 2023	Current	Non-Current
Hamburg Commercial Credit Facility	$33,732	$—	$(1,646)	$—	$32,086	$3,292	$28,794
Prudential Credit Facility	39,286	—	(2,773)	—	36,513	5,546	30,967
2019 DNB / GIEK Credit Facility	38,338	—	(3,557)	—	34,781	7,113	27,668
BNPP Sinosure Credit Facility	80,576	—	(5,455)	—	75,121	10,908	64,213
2020 $225.0 Million Credit Facility	37,765	—	(2,567)	—	35,198	5,133	30,065
2023 $225.0 Million Credit Facility	—	225,000	(8,475)	—	216,525	33,900	182,625
2023 $49.1 Million Credit Facility	—	49,088	(1,154)	—	47,934	4,616	43,318
2023 $117.4 Million Credit Facility	—	117,394	—	—	117,394	17,008	100,386
Ocean Yield Lease Financing	114,273	—	(59,965)	394	54,702	30,947	23,755
BCFL Lease Financing (LR2s)	67,058	—	(5,473)	215	61,800	10,050	51,750
CSSC Lease Financing	119,165	—	(7,282)	345	112,228	14,338	97,890
BCFL Lease Financing (MRs)	53,202	—	(8,162)	—	45,040	15,628	29,412
AVIC Lease Financing	77,769	—	(77,769)	—	—	—	—
2020 CMBFL Lease Financing	38,090	—	(1,622)	—	36,468	3,242	33,226
2020 TSFL Lease Financing	40,607	—	(1,660)	—	38,947	3,322	35,625
2020 SPDBFL Lease Financing	80,616	—	(3,247)	—	77,369	6,495	70,874
2021 AVIC Lease Financing	83,662	—	(3,626)	—	80,036	7,252	72,784
2021 CMBFL Lease Financing	68,045	—	(3,260)	—	64,785	6,520	58,265
2021 TSFL Lease Financing	49,997	—	(2,190)	—	47,807	4,380	43,427
2021 CSSC Lease Financing	48,631	—	(48,631)	—	—	—	—
2021 $146.3 Million Lease Financing	133,699	—	(6,589)	—	127,110	13,179	113,931
2021 Ocean Yield Lease Financing	63,933	—	(2,901)	—	61,032	5,866	55,166
2022 AVIC Lease Financing	112,620	—	(4,584)	—	108,036	9,168	98,868
IFRS 16 - Leases - 3 MR	21,138	—	(4,234)	—	16,904	8,906	7,998
IFRS 16 - Leases - $670.0 Million	475,939	—	(247,132)	3,619	232,426	153,443	78,983

Unsecured Senior Notes Due 2025	70,451	—	—	22	70,473	—	70,473
	$1,948,592	$391,482	$(513,954)	$4,595	$1,830,715	$380,252	$1,450,463
Less: deferred financing fees	(12,758)	(7,731)	—	3,052	(17,437)	(2,098)	(15,339)
Less: prepaid interest expense	(3,735)	—	2,378	—	(1,357)	(1,357)	—
Total	$1,932,099	$383,751	$(511,576)	$7,647	$1,811,921	$376,797	$1,435,124
(1)    Relates to (i) non-cash accretion, amortization or write-off of lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc. ("NPTI"), which were recorded at fair value upon closing, (ii) amortization and write-offs of deferred financing fees, (iii) accretion of discount on our Senior Notes Due 2025, and (iv) the remeasurement, upon the notification of the intent to exercise purchase options, of the right of use lease liability, IFRS 16 - Leases - $670.0 Million.
Interest expense on all of our borrowings that has been incurred and is unpaid as of June 30, 2023 is accrued within Accrued Expenses (see Note 10).
We were in compliance with all of the financial covenants set forth on the above borrowing arrangements as of June 30, 2023.
Secured Debt
2023 $225.0 Million Credit Facility
In January 2023, we executed the 2023 $225.0 Million Credit Facility with a group of European financial institutions. In February and March 2023, we drew down $184.9 million and $40.1 million, respectively, and 13 product tankers (STI Opera, STI Duchessa, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina, STI San Antonio, STI Yorkville, STI Battery, STI Milwaukee, STI Madison, and STI Sanctity) were collateralized under this facility as part of these drawdowns.
The 2023 $225.0 Million Credit Facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the 11 MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan. The borrowings for the two LR2s are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan.
Our 2023 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate of (i) principal amount of the loans outstanding and (ii) negative value of any hedging exposure under such facility.
2023 $49.1 Million Credit Facility
In February 2023, we executed the 2023 $49.1 Million Credit Facility with a North American financial institution. In March 2023, we drew down $49.1 million and two LR2 product tankers (STI Rose and STI Rambla) were collateralized under this facility as part of this drawdown.
The 2023 $49.1 Million Credit Facility has a final maturity of five years from the drawdown date and bears interest at SOFR plus a margin of 1.90% per annum. The borrowing is expected to be repaid in equal, aggregate, installments of $1.2 million per quarter, with a balloon payment upon maturity.
Our 2023 $49.1 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.6 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2022 and (ii) 50% of the net proceeds of new equity issues occurring on or after December 31, 2022.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 150% of the then aggregate outstanding principal amount of the loans.
2023 $117.4 Million Credit Facility
In May 2023, we executed the 2023 $117.4 Million Credit Facility with a European financial institution. This facility was fully drawn upon execution and seven vessels (STI Battersea, STI Wembley, STI Texas City, STI Meraux, STI Mayfair, STI St. Charles, and STI Alexis) were collateralized under this facility upon drawdown.
The 2023 $117.4 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.925% per annum. The borrowing is expected to be repaid in equal, aggregate, installments of $4.3 million per quarter, with a balloon payment upon maturity.
Our 2023 $117.4 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 150% of the then aggregate of (i) principal amount of the loans outstanding and (ii) negative value of any hedging exposure under such credit facility.
Lease Financing
AVIC Lease Financing
In January 2023, we exercised the purchase options on STI Brooklyn, STI Rambla, STI Rose and STI Ville on the AVIC Lease Financing and repaid the aggregate outstanding lease obligations of $77.8 million as part of these transactions.
Ocean Yield Lease Financing
In September and October 2022, we gave notice to exercise the purchase options on STI Sanctity, STI Steadfast, and STI Supreme on the Ocean Yield Lease Financing with a purchase option price of $27.8 million per vessel. The purchases of STI Sanctity and STI Steadfast closed in March and May 2023, respectively, and we repaid the aggregate outstanding lease obligations of $55.6 million as part of these transactions. The purchase of STI Supreme closed in August 2023.
2021 CSSC Lease Financing
In May 2023, we exercised the purchase options on STI Grace and STI Jermyn on the 2021 CSSC Lease Financing and repaid the aggregate outstanding lease obligation of $46.9 million as part of these transactions.

12.     Common shares
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock.
Effective April 2023, our Board of Directors extended the term of 2013 Equity Incentive Plan to April 2033.
In March and April 2023, we issued an aggregate of 1,817,750 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $55.57 and $55.89 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 2, 2025, (ii) one-third of the shares vest on September 1, 2026, and (iii) one-third of the shares vest on September 1, 2027. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 1, 2024 (ii) one-third of the shares vest on December 2, 2024, and (iii) one-third of the shares vest on December 2, 2025.
The following is a summary of activity for awards of restricted stock that have been granted under our equity incentive plan during the six months ended June 30, 2023.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2022	2,705,989	$21.63
Granted	1,817,750	55.61
Vested	(371,473)	20.89
Forfeited	(10,000)	19.83
Outstanding and non-vested, June 30, 2023	4,142,266	$36.61
As of June 30, 2023, there were 4,142,266 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
From July 1, 2023 through December 31, 2023	$20,850	$1,654	$22,504
For the year ending December 31, 2024	37,753	1,818	39,571
For the year ending December 31, 2025	28,876	478	29,354
For the year ending December 31, 2026	14,589	—	14,589
For the year ending December 31, 2027	4,844	—	4,844

	$106,912	$3,950	$110,862
 Dividend Payments
In February 2023, our Board of Directors declared a quarterly cash dividend of $0.20 per common share, which was paid on March 31, 2023 to all shareholders of record as of March 7, 2023.
In May 2023, our Board of Directors declared a quarterly cash dividend of $0.25 per common share, which was paid on June 30, 2023 to all shareholders of record as of June 13, 2023.
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized the 2023 Securities Repurchase Program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, currently consist of our Senior Notes Due 2025 (NYSE: SBBA).

From January 1, 2023 through February 15, 2023, we repurchased an aggregate of 1,891,303 of our common shares in the open market at an average price of $50.27 per share. These purchases were made under the previous securities repurchase program, which ended on February 15, 2023.
From February 16 through April 30, 2023, we repurchased an aggregate of 1,723,465 of our common shares in the open market at an average price of $54.37 per share.
On May 1, 2023, our Board of Directors authorized to reset the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities, which went into effect for trades initiated on or after May 1, 2023.
From May 1, 2023 through May 31, 2023, we repurchased an aggregate of 3,699,336 of our common shares in the open market at an average price of $47.54 per share.
On May 31, 2023, the Board of Directors authorized to reset the 2023 Securities Repurchase Program up to an aggregate of $250.0 million of the Company’s securities, which went into effect for trades initiated on or after June 1, 2023.
From June 1, 2023 through June 30, 2023, we repurchased an aggregate of 756,576 of our common shares in the open market at an average price of $45.33 per share.
There was $235.3 million available under the 2023 Securities Repurchase Program as of June 30, 2023.
There were 19,499,877 and 11,429,197 common shares held in treasury at June 30, 2023 and December 31, 2022, respectively.
Shares outstanding
As of June 30, 2023, we had 54,999,908 common shares outstanding. These shares provide the holders with dividends and voting rights.
13.     Related party transactions
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the unaudited condensed consolidated statements of operations and balance sheets are as follows:

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Pool revenue (1)
Scorpio MR Pool Limited	$305,534	$271,013
Scorpio LR2 Pool Limited	237,819	175,421
Scorpio Handymax Tanker Pool Limited	69,044	34,190
Scorpio LR1 Pool Limited	—	11,169
Time charter-out revenue (2)	10,625	—
Voyage expenses (3)	(2,503)	(2,404)
Vessel operating costs (4)	(16,401)	(16,618)
Administrative expenses (5)	(7,181)	(6,665)

Purchases of bunkers (6)	(4,318)	(10,793)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.
(2)These transactions relate to revenue earned for certain vessels on time charter, which have been time chartered out through SSH to the end customers.

(3)Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of operations consist of expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1 and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of operations.
Voyage expenses also consist of $0.4 million and $0.8 million charged by related party port agents during the six months ended June 30, 2023 and 2022, respectively. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.
(4)Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of operations consist of the following:
•Technical management fees of $14.2 million and $15.6 million charged by SSM (or its affiliates), a related party, during the six months ended June 30, 2023 and 2022, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $67.1 million and $73.0 million during the six months ended June 30, 2023 and 2022, respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.
•Vessel operating expenses of $2.3 million and $1.0 million charged by related party port agents during the six months ended June 30, 2023 and 2022, respectively.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio.  The expenses incurred under this agreement were recorded in general and administrative expenses in the unaudited condensed consolidated statement of operations and consisted of the following:
•The expense for the six months ended June 30, 2023 of $7.2 million included (i) administrative fees of $5.2 million charged by SSH, (ii) restricted stock amortization of $2.0 million, which relates to the issuance of an aggregate of 695,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $25,126 to SSH.
•The expense for the six months ended June 30, 2022 of $6.7 million included (i) administrative fees of $5.7 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 493,300 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $8,443 to SSH and $25,834 to SCM.

(6)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.
We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	June 30, 2023	December 31, 2022
Assets:
Accounts receivable and prepaid expenses (due from the Scorpio Pools) (1)	$198,226	$236,389
Prepaid expenses (SSM) (2)	5,562	5,450
Accounts receivable and prepaid expenses (SSH)	1,635	4,976
Prepaid expenses (SCM)	85	84
Prepaid expenses (related party port agents)	—	98
Other assets (pool working capital contributions) (3)	51,911	53,161
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	1,150	10,090
Accounts payable and accrued expenses (related party port agents)	1,342	955
Accounts payable and accrued expenses (SSM)	709	823
Accounts payable and accrued expenses (SSH)	407	287
Accounts payable and accrued expenses (SCM)	208	540
Accounts payable and accrued expenses (related party bunker supplier)	—	2,380

(1)Accounts receivable and prepaid expenses due from the Scorpio Pools relate to receivables for revenues earned and receivables from working capital contributions. Working capital contributions for the remaining vessels in the fleet are classified as non-current, within Other Assets. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio Pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool, and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. If a vessel has been sold or is held for sale, we classify these contributions as current.
•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
Other transactions
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers (two of which were sold in 2021). The remaining two LR1 tankers that are part of this joint venture are commercially and technically managed by SCM and SSM, respectively.
Pursuant to the Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.

During the six months ended June 30, 2023, we entered into an agreement to sell a 2013 built MR product tanker, STI Ville. The termination fees for the vessel sale, which had not closed as of June 30, 2023 is estimated to be $0.1 million and $0.2 million due to SSM and SCM, respectively.
During the six months ended June 30, 2022, we entered into agreements to sell 18 vessels, consisting of three LR2s, 12 LR1s and three MRs.

Sixteen of these sales closed during the six months ended June 30, 2022 (two LR2s, 12 LR1s and two MRs). Termination fees of $1.7 million and $1.0 million were paid to SCM and SSM respectively, during the six months ended June 30, 2022 as a result of 12 of these sales. Additionally, $0.3 million and $0.5 million to SSM and SCM, respectively, remained payable (and have been recorded within Accounts Payable) as of June 30, 2022 as a result of the remaining four vessel sales.
SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers that was sold in July 2022 (STI Benicia.).
Key management remuneration
The table below shows key management remuneration for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Short-term employee benefits (salaries)	$14,642	$9,258
Share-based compensation (1)	9,934	7,444
Total	$24,576	$16,702

(1)Represents the amortization of restricted stock issued under the 2013 Equity Incentive Plan as described in Note 12.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and the executive will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to the executive, to the extent permitted by applicable law, for the remaining balance of the executive's then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, the executive shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of the executive's termination, unless the executive voluntarily terminated the executive's employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of the executive's office, a material diminution of the executive's duties and responsibilities, and other conditions identified in the employment agreement.
By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements. Other than as set forth above, there are no material post-employment benefits for our executive officers or directors.

14.     Segment reporting
Information about our reportable segments for the six months ended June 30, 2023 and 2022 is as follows:
For the six months ended June 30, 2023

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$—	$85,118	$293,389	$335,223	$713,730	$—	$713,730
Vessel operating costs	—	(17,947)	(54,955)	(79,630)	(152,532)	—	(152,532)
Voyage expenses	—	(2,702)	(3,069)	(3,242)	(9,013)	—	(9,013)
Depreciation - owned or sale and leaseback vessels	—	(10,242)	(36,578)	(35,868)	(82,688)	—	(82,688)
Depreciation - right of use assets for vessels	—	—	(3,708)	(14,295)	(18,003)	—	(18,003)
General and administrative expenses	—	(683)	(1,925)	(2,990)	(5,598)	(43,882)	(49,480)
Financial expenses	—	—	—	—	—	(87,252)	(87,252)
Financial income	—	—	—	332	332	8,212	8,544
Other income and (expense), net	—	—	—	—	—	2,332	2,332
Segment (loss) / income	$—	$53,544	$193,154	$199,530	$446,228	$(120,590)	$325,638

For the six months ended June 30, 2022

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$11,169	$88,508	$189,950	$289,493	$579,120	$—	$579,120
Vessel operating costs	(8,847)	(17,460)	(55,077)	(80,371)	(161,755)	—	(161,755)
Voyage expenses	—	(15,634)	(4,743)	(5,131)	(25,508)	—	(25,508)
Depreciation - owned or sale and leaseback vessels	(1,593)	(10,351)	(38,049)	(35,166)	(85,159)	—	(85,159)
Depreciation - right of use assets for vessels	—	—	(4,169)	(15,319)	(19,488)	—	(19,488)
General and administrative expenses	(335)	(684)	(2,051)	(3,008)	(6,078)	(29,179)	(35,257)
Loss on sale of vessels	(44,560)	—	(15,093)	(9,565)	(69,218)	—	(69,218)
Financial expenses	—	—	—	—	—	(78,710)	(78,710)
Financial income	20	—	—	314	334	690	1,024
Other income and (expense), net	—	—	—	—	—	1,634	1,634
Segment (loss) / income	$(44,146)	$44,379	$70,768	$141,247	$212,248	$(105,565)	$106,683

15.     Vessel revenue
During the six months ended June 30, 2023 and 2022, we had 15 and two vessels, respectively, that earned revenue through long-term time charter contracts (with initial terms of one year or greater), respectively. The vessels that did not have long-term time charter contracts earned revenue from the Scorpio Pools or in the spot market.
Revenue Sources

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Pool revenue	$612,397	$491,793
Voyage revenue (spot market)	27,330	86,252
Time charter revenue	74,003	1,075
	$713,730	$579,120
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.
The six months ended June 30, 2022 began at a trough in the product tanker market as demand was hampered by the COVID-19 pandemic. Starting in March 2022, the easing of COVID-19 restrictions around the globe, the conflict in Ukraine, and strengthening refining margins resulted in significant increases in ton-mile demand as trade routes shifted and volumes increased in an abrupt manner. The confluence of these events served as a catalyst for robust demand that persisted for the remainder of 2022.
The six months ended June 30, 2023 maintained this momentum, but was a reflection of a more normalized seasonal pattern whereby we experienced traditional seasonal strength in the first quarter (which was also supported by the implementation of sanctions on the export of Russian refined petroleum products in February 2023), and traditional seasonal weakness (albeit at elevated levels when compared to previous years) in the second quarter as extended refinery maintenance, lower refining margins and a reduction in arbitrage opportunities all led to reduced refinery throughput and decreased volumes from major export regions. Nevertheless, on a seasonally adjusted basis, demand for the Company’s vessels remained strong, driven by low refined petroleum product inventory levels, a modest newbuilding orderbook (with a dearth of deliveries expected in the next two years), and growing underlying consumption for refined petroleum products.
IFRS 16 Lease Revenue
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
    These components are accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the six months ended June 30, 2023 and 2022. These figures are not readily quantifiable as our contracts (with the Scorpio Pools or under time charter-out arrangements) do not separate these components. We do not view our pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Lease component of revenue from time charter-out and pool revenue	$540,240	$303,268
Non-lease component of revenue from time charter-out and pool revenue	146,160	189,600
	$686,400	$492,868

During the six months ended June 30, 2023, we entered into a time charter-out agreement on an LR2 product tanker, which commenced in April 2023. The terms of the agreements, including when the time charters commenced, are summarized as follows:

Vessel	Vessel class	Term	Rate	Commencement date
STI Gratitude	LR2	Three years	$28,000/day	May 2022
STI Memphis	MR	Three years	$21,000/day	June 2022
STI Marshall	MR	Three years	$23,000/day	July 2022
STI Magnetic	MR	Three years	$23,000/day	July 2022
STI Gladiator	LR2	Three years	$28,000/day	July 2022
STI Guide	LR2	Three years	$28,000/day	July 2022
STI Guard	LR2	Five years	$28,000/day	July 2022
STI Miracle	MR	Three years	$21,000/day	August 2022
STI Connaught (1)	LR2	Three years	$30,000/day	August 2022
STI Lombard	LR2	Three years	$32,750/day	September 2022
STI Duchessa	MR	Three years	$25,000/day	October 2022
STI Gauntlet	LR2	Three years	$32,750/day	November 2022
STI Lavender	LR2	Three years	$35,000/day	December 2022
STI Grace	LR2	Three years	$37,500/day	December 2022
STI Jermyn	LR2	Three years	$40,000/day	April 2023
(1) In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day.

16.     Crewing costs
The following table summarizes our crew expenses, including crew benefits, during the six months ended June 30, 2023 and 2022, respectively.

	For the six months ended June 30,
In thousands of US dollars	2023	2022
Short-term crew benefits (i.e. wages, victualling, insurance)	$73,822	$81,510
Other crew related costs	11,225	12,775
	$85,047	$94,285

17.     General and administrative expenses
General and administrative expenses increased by $14.2 million to $49.5 million from $35.3 million for the six months ended June 30, 2023 and 2022, respectively. This increase was primarily driven by an increase in amortization of restricted stock and compensation related expenses.

18.     Financial expenses
The following table summarizes our financial expenses for the six months ended June 30, 2023 and 2022, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Interest expense, net of capitalized interest (1)	$81,353	$60,300
Loss on extinguishment of debt and write-off of deferred financing fees (2)	2,694	5,784
Accretion of convertible notes (3)	—	7,747
Amortization of deferred financing fees	2,548	3,483
Accretion of premiums and discounts on debt assumed in historical acquisitions	657	1,396
Total financial expenses	$87,252	$78,710

(1)    The increase in interest expense, net of capitalized interest, for the six months ended June 30, 2023, was primarily attributable to an increase in the benchmark rates, primarily LIBOR, as compared to the six months ended June 30, 2022. During the six months ended June 30, 2023, benchmark interest rates increased as central banks around the world introduced measures to combat rising inflation. The increases in benchmark rates were partially offset by (i) the overall reductions in our indebtedness arising from the sales of 18 vessels (and repayments of the related debt or lease financing obligations), (ii) the exercise of purchase options on 39 lease financed vessels and (iii) the maturity of the Convertible Notes Due 2022 in May 2022, and the conversion of the Convertible Notes Due 2025 in December 2022. These reductions were partially offset by new borrowings as discussed in Note 11. The combination resulted in higher interest expense for the six months ended June 30, 2023 compared to June 30, 2022 despite the reduction in the average debt balance to $2.0 billion from $2.9 billion, respectively. Included in interest expense for the six months ended June 30, 2023 is $0.6 million of accelerated effective interest amortization of lender fees under IFRS 16 - Leases related to the exercise of purchase options on vessels financed under the IFRS 16 - Leases - $670.0 Million lease financing.
(2)    The loss on extinguishment of debt and write-off of deferred financing fees during the six months ended June 30, 2023 include (i) $0.5 million of write-offs of deferred financing fees, (ii) $0.3 million of write-offs of the discounts, and (iii) $1.9 million of debt extinguishment costs, all of which related to the notifications to exercise purchase options on certain lease financed vessels during the period.
The loss on extinguishment of debt and write-off of deferred financing fees during the six months ended June 30, 2022 include (i) $3.8 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, the repayment of debt on vessels prior to sale and the expiration of the availability period on certain facilities, (ii) $0.7 million of write-offs of the discounts related to the repayment of debt on certain vessels prior to sale, and (iii) $1.2 million of debt extinguishment costs related to the refinancing of the existing indebtedness on certain vessels and the repayment of debt of vessels prior to their sale.
(3)    The decrease in accretion of convertible notes for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 is attributable to the repayment in full of the Convertible Notes Due 2022 upon maturity in May 2022 and the conversion of the Convertible Notes Due 2025 to common shares in December 2022.

19.     Earnings per share
The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except for share data	2023	2022
Net income attributable to equity holders of the parent - basic	$325,638	$106,683
Convertible notes interest expense	—	12,032
Net income attributable to equity holders of the parent - diluted	$325,638	$118,715

Basic weighted average number of shares	54,926,939	55,502,389
Effect of dilutive potential basic shares:
Restricted stock	2,259,164	2,283,834
Convertible notes	—	6,825,428
	2,259,164	9,109,262
Diluted weighted average number of shares	57,186,103	64,611,651

Earnings Per Share:
Basic	$5.93	$1.92
Diluted	$5.69	$1.84
During the six months ended June 30, 2023, the inclusion of potentially dilutive shares related to unvested restricted stock were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 4,142,266 unvested shares of restricted stock.
During the six months ended June 30, 2022, the inclusion of potentially dilutive shares relating to unvested restricted stock and our Convertible Notes Due 2022 and Convertible Notes Due 2025 were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 3,559,109 unvested shares of restricted stock. The inclusion of potentially dilutive shares relating to our Convertible Notes Due 2022 and Convertible Notes Due 2025 represents the potentially dilutive shares arising from these instruments for an aggregate of 7,225,427 shares. The Convertible Notes Due 2022 (representing 1,903,663 of these potentially dilutive shares) matured in May 2022 and were repaid in cash. Accordingly, the potentially dilutive impact of this instrument is included in the weighted average number of shares for a portion of the period, through the maturity date.

20.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at June 30, 2023 and December 31, 2022, respectively, are shown in the table below.
Categories of Financial Instruments

	As of June 30, 2023		As of December 31, 2022
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$313,923	$313,923	$376,870	$376,870
Restricted cash (2)	783	783	783	783
Accounts receivable (3)	201,568	201,568	276,700	276,700
Investment in ballast water treatment supplier (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	51,911	51,911	53,161	53,161
Sellers credit on sale leaseback vessels (6)	11,762	11,762	11,430	11,430

Financial liabilities
Accounts payable (7)	$11,220	$11,220	$28,748	$28,748
Accrued expenses (7)	72,893	72,893	91,508	91,508
Secured bank loans (8)	586,358	586,358	226,896	226,896
Sale and leaseback liability (9)	907,137	907,639	1,139,877	1,140,614
IFRS 16 - Lease liability (10)	248,343	248,868	495,234	495,875
Unsecured Senior Notes Due 2025 (11)	70,063	70,571	69,639	70,571
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the value of our minority interest in our BWTS supplier (as described in Note 7) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put option that was granted to us and the call option that was granted to the supplier. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million.
(5)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For owned vessels, excluding those classified as held for sale, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)    The seller's credit on sale and leaseback vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the April 2017 sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the leases, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration. We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.
(7)    We consider that the carrying amounts of accounts payable and accrued expenses approximate fair value due to the relative short maturity of these amounts.
(8)    The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $9.2 million and $2.8 million of unamortized deferred financing fees as of June 30, 2023 and December 31, 2022, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. With the exception of our fixed rate sale and leaseback arrangements (as denoted in Note 12), we consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at June 30, 2023. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $6.8 million and $8.2 million of unamortized deferred financing fees as of June 30, 2023 and December 31, 2022, respectively.
(10)    The carrying values of our lease liabilities accounted for under IFRS 16 - Leases are measured at the present value of the minimum lease payments over the lease term, discounted at our incremental borrowing rate. We consider that the carrying value of leases with variable payments approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using the Company's incremental borrowing rate at June 30, 2023 and December 31, 2022, respectively. Accordingly, we consider their fair value to be a Level 2 measurement.
(11)    The carrying value of our Senior Notes Due 2025 shown in the table above is their face value. The Senior Notes Due 2025 are shown net of $1.4 million of deferred financing fees and $0.1 million of unamortized discount on the unaudited condensed consolidated balance sheet as of June 30, 2023. The Senior Notes Due 2025 are shown net of $1.7 million of deferred financing fees and $0.1 million of unamortized discount on the audited condensed consolidated balance sheet as of December 31, 2022. Our Senior Notes Due 2025 are quoted on the New York Stock Exchange under the symbol 'SBBA'. We consider their fair value to be a Level 1 measurement due to their quotation on an active exchange.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Financing risks
In addition to our regularly scheduled debt and lease repayments, we have committed to, or completed the following:
•The exercise of purchase options on six MR product tankers (STI Maestro, STI Mighty, STI Modest, STI Maverick, STI Miracle and STI Millennia) on our IFRS 16 - Leases - $670.0 Million lease financing. These purchases closed in July 2023 and resulted in a reduction of the related lease liability, inclusive of purchase option fees, of $145.0 million.
•The exercise of the purchase option on an LR2 product tanker (STI Supreme) on our Ocean Yield Lease Financing. This purchase closed in August 2023 and resulted in a reduction of the related lease liability of $27.8 million.
•The exercise of purchase options on two MR product tankers (STI Leblon and STI Bosphorus) on our 2020 CMBFL Lease Financing. These purchases closed in September 2023 and resulted in a reduction of the related lease liability of $36.5 million.

•The exercise of purchase options on five LR2 product tankers (STI Gauntlet, STI Gladiator, STI Goal, STI Gratitude and STI Guide) on our CSSC Lease Financing. These purchases are expected to close in October 2023 and result in a reduction of the related lease liability of $110.4 million.
•The exercise of purchase options on one MR and two LR2 product tankers (STI Maximus, STI Lily, and STI Lotus) on our IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to close in October 2023 and result in a reduction of the related lease liability of $85.5 million.
•The exercise of purchase options on three LR2 product tankers (STI Solace, STI Solidarity, and STI Stability) on our BCFL Lease Financing (LR2s). These purchases are expected to close in December 2023 and result in a reduction of the related lease liability of $58.4 million.
•The exercise of purchase options on two MR product tankers (STI Galata, and STI La Boca) on our 2020 TSFL Lease Financing. These purchases are expected to close in November 2023 and result in a reduction of the related lease liability of $38.1 million.
•The exercise of purchase options on four MR product tankers (STI Esles II, STI Donald C Trauscht, STI Jardins and STI San Telmo) on our 2020 SPDB Lease Financing. The purchases of STI Esles II and STI Donald C Trauscht are expected to close in November 2023 and result in a reduction of the related lease liability of $38.1 million, net of $1.5 million in deposits held by the lessor. The purchases of STI Jardins and STI San Telmo are expected to close in January 2024 and result in a reduction of the related lease liability of $36.9 million, net of $1.4 million in deposits held by the lessor.
•The repayment of the debt relating to two vessels (STI Condotti and STI Sloane) on our 2019 DNB / GIEK Credit Facility. This repayment occurred in August 2023 for $34.8 million.
•The exercise of the purchase option on an MR product tanker (STI Amber) on our BCFL Lease Financing (MRs). The purchase is expected to close in November 2023 and result in a reduction of the related lease liability of $8.2 million.
•The repayment of the debt relating to two vessels (STI Spiga and STI Kingsway) on our 2020 $225.0 Million Credit Facility. This repayment occurred in August 2023 for $35.2 million.
•The repayment of the debt relating to two vessels (STI Veneto and STI Poplar) on our Hamburg Commercial Credit Facility. This repayment occurred in September 2023 for $31.3 million.
•The repayment of debt relating to the revolving credit facility on our 2023 $1.0 Billion Credit Facility. This repayment occurred in September 2023 for $288.2 million, which may be re-borrowed in the future.

These repayments were financed, or are expected to be financed, with cash on hand or proceeds from our new 2023 $1.0 Billion Credit Facility or 2023 $94.0 Million Credit Facility, which are described in Note 21.
Additionally, in September 2024, the sale and leaseback arrangements on three MR product tankers (STI Topaz, STI Ruby, and STI Garnet), which are currently financed under the BCFL Lease Financing (MRs), are scheduled to expire resulting in an aggregate repayment of $15.1 million upon expiration, inclusive of the scheduled purchase options.
While we believe our current financial position is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.
Conflict in Ukraine and related risks
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.

21.     Subsequent events
Declaration of dividend
On August 1, 2023, our Board of Directors declared a quarterly cash dividend of $0.25 per common share, which was paid on September 15, 2023 to all shareholders of record as of August 15, 2023.
Repurchase of Common Shares
From July 1, 2023 through September 29, 2023, we repurchased an aggregate of 1,648,355 of our common shares in the open market at an average price of $47.74 per share under our 2023 Securities Repurchase Program.
Vessel sale
In July 2023, we closed on the sale of the MR product tanker, STI Ville (see Note 4).
2023 $1.0 Billion Credit Facility
In July 2023, we executed the 2023 $1.0 Billion Credit Facility with a group of financial institutions for up to $1.0 billion, consisting of a term loan and a revolving credit facility. Upon execution, we drew down $440.6 million (split evenly between the term loan and the revolver) and 21 vessels (STI Lobelia, STI Lavender, STI Jermyn, STI Steadfast, STI Magic, STI Mystery, STI Marvel, STI Millennia, STI Magister, STI Mythic, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Magnetic, STI Seneca, STI Brooklyn, STI Manhattan, STI Bronx, and STI Tribeca) were collateralized under this facility as part of this drawdown. In August 2023, we drew down $135.8 million (split evenly between the term loan and the revolver) and five LR2 product tankers (STI Supreme, STI Spiga, STI Kingsway, STI Sloane and STI Condotti) were collateralized under this facility as part of this drawdown. In September 2023, we repaid $288.2 million on the revolving portion of this credit facility, which may be re-borrowed in the future. The remaining availability of this facility is expected to be drawn in the fourth quarter of 2023 and first quarter of 2024.
The 2023 $1.0 Billion Credit Facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The amounts drawn thus far are expected to be repaid in aggregate repayments of $18.9 million per quarter for the first two years, $12.2 million per quarter in years three through five, with a balloon payment at maturity. The scheduled repayments will be applied to the outstanding term loan for each vessel, until repaid in full, and then to the reduction of the revolver for each vessel.
Our 2023 $1.0 Billion Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate principal amount of the loans outstanding.
2023 $94.0 Million Credit Facility
In September 2023, we executed the 2023 $94.0 Million Credit Facility with DekaBank Deutsche Girozentrale for up to $94.0 million. Upon execution, we drew down $43.8 million and two vessels (STI Marshall and STI Grace) were collateralized under this facility as part of this drawdown. The remaining availability of this facility is expected to be drawn in the fourth quarter of 2023.
This 2023 $94.0 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.70% per annum. The amounts drawn thus far are expected to be repaid in aggregate repayments of $1.1 million per quarter, with a balloon payment due at maturity.
Our 2023 $94.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 143% of the then aggregate of (i) principal amount of the loans outstanding and (ii) negative value of any hedging exposure under such credit facility.
Debt repayments
In August 2023, we repaid the debt relating to two vessels (STI Spiga and STI Kingsway) on the 2020 $225.0 Million Credit Facility for $35.2 million.
In August 2023, we repaid the debt relating to two vessels (STI Condotti and STI Sloane) on the 2019 DNB/GIEK Credit Facility for $34.8 million.
In September 2023, we repaid the debt relating to two vessels (STI Veneto and STI Poplar) on the Hamburg Commercial Credit Facility for $31.3 million.
Exercise of Purchase Options on Lease Financed Vessels
In July 2023, we exercised the purchase options on six MR product tankers (STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, and STI Millennia) that were previously financed on the IFRS 16 – Leases – $670.0 Million lease financing and repaid the aggregate outstanding lease obligation, inclusive of purchase option fees, of $145.0 million as part of these transactions.
In August 2023, we exercised the purchase option on an LR2 product tanker (STI Supreme), which was financed on the Ocean Yield Lease Financing, for $27.8 million.
In August 2023, we gave notice to exercise the purchase options on an MR product tanker (STI Maximus) and two LR2 product tankers (STI Lily and STI Lotus) that are currently financed on the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $85.5 million at the date of purchase.
In August 2023, we gave notice to exercise the purchase options on two MR product tankers (STI Galata and STI La Boca) that are currently financed on the 2020 TSFL Lease Financing. The purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $38.1 million at the date of purchase.
In August 2023, we gave notice to exercise the purchase options on three LR2 product tankers (STI Stability, STI Solace and STI Solidarity) that are currently financed on the BCFL Lease Financing (LR2s). These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $58.4 million at the date of purchase.
In August 2023, we gave notice to exercise the purchase options on five LR2 product tankers (STI Gauntlet, STI Gladiator, STI Goal, STI Gratitude and STI Guide) that are currently financed on the CSSC Lease Financing. These purchases are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability is expected to be $110.4 million at the date of purchase.
In September 2023, we exercised the purchase options on two MR product tankers (STI Leblon and STI Bosphorus) that were previously financed under the 2020 CMBFL Lease Financing and resulted in an aggregate debt reduction of $36.5 million.
In September 2023, we gave notice to exercise the purchase options on four MR product tankers (STI Esles II, STI Donald C Trauscht, STI Jardins and STI San Telmo) that are currently financed on the 2020 SPDB Lease Financing. The purchases of STI Esles II and STI Donald C Trauscht are expected to occur in the fourth quarter of 2023 and the aggregate outstanding lease liability, net of $1.5 million in deposits held by the lessor, is expected to be $38.1 million at the date of purchase. The purchases of STI Jardins and STI San Telmo are expected to occur in the first quarter of 2024 and the aggregate outstanding lease liability, net of $1.4 million in deposits held by the lessor, is expected to be $36.9 million at the date of purchase.
In September 2023, we gave notice to exercise the purchase option on an MR product tanker (STI Amber) that is currently financed on the BCFL Lease Financing (MRs). The purchase is expected to occur in the fourth quarter of 2023 and the outstanding lease liability is expected to be $8.2 million at the date of purchase.